SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 17, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: June 30, 2007

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 3415-1593	13 - FAX 3 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D - BL A - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER 3415-1140	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
16 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007
9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE Marco Antonio Brandão Simurro					12 - CPF - TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

Quantity of Shares (Units)	1 - CURRENT QUARTER 6/30/2007	2 - PRIOR QUARTER 3/31/2007	3 - SAME QUARTER OF PRIOR YEAR 6/30/2006
ISSUED CAPITAL
1 – COMMON	249,597,049	249,597,049,542	249,597,049,542
2 – PREFERRED	311,353,240	311,353,240,857	311,353,240,857
3 – TOTAL	560,950,289	560,950,290,399	560,950,290,399
TREASURY SHARES
4 – COMMON	0	0	0
5 – PREFERRED	13,678,100	13,678,100,000	13,678,100,000
6 – TOTAL	13,678,100	13,678,100,000	13,678,100,000

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 1130 - TELECOMMUNICATIONS
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE
6 - TYPE OF CONSOLIDATED TOTAL

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	Board of Directors’ Meeting	6/30/2006	Interest on Shareholders’ Equity	5/31/2007	Common	0.0003805236
02	Board of Directors’ Meeting	6/30/2006	Interest on Shareholders’ Equity	5/31/2007	Preferred	0.0003805236
03	Board of Directors’ Meeting	12/29/2006	Interest on Shareholders’ Equity	5/31/2007	Common	0.0001613731
04	Board of Directors’ Meeting	12/29/2006	Interest on Shareholders’	5/31/2007	Preferred	0.0001613731
			Equity
05	Annual General Meeting	4/10/2007	Dividend	5/31/2007	Common	0.0001130549
06	Annual General Meeting	4/10/2007	Dividend	5/31/2007	Preferred	0.0001130549

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK	4 - VALUE OF CHANGE	5 - ORIGIN OF ALTERATION	7 - QUANTITY OF ISSUED SHARES	8 - SHARE PRICE ON ISSUANCE DATE
		(In R$ thousand)	(In R$ thousand)		(Units)	(In R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 7/24/2007	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1	TOTAL ASSETS	13,799,911	14,802,341
1.01	CURRENT ASSETS	3,553,471	4,491,470
1.01.01	CASH AND CASH EQUIVALENTS	207,793	1,389,363
1.01.01.01	CASH AND BANK ACCOUNTS	52,654	31,505
1.01.01.02	HIGH-LIQUID INVESTMENTS	155,139	1,357,858
1.01.02	CREDITS	1,913,610	1,946,478
1.01.02.01	CLIENTS	1,913,610	1,946,478
1.01.02.02	SUNDRY CREDITS	0	0
1.01.03	INVENTORIES	4,370	4,684
1.01.04	OTHER	1,427,698	1,150,945
1.01.04.01	LOANS AND FINANCING	1,409	7,610
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	841,269	848,219
1.01.04.03	JUDICIAL DEPOSITS	217,899	140,062
1.01.04.04	TEMPORARY INVESTMENTS	200,752	0
1.01.04.05	OTHER ASSETS	166,369	155,054
1.02	NON-CURRENT ASSETS	10,246,440	10,310,871
1.02.01	LONG-TERM ASSETS	1,351,494	1,272,237
1.02.01.01	SUNDRY CREDITS	0	0
1.02.01.02	CREDITS WITH RELATED PARTIES	0	0
1.02.01.02.01	FROM DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	1,351,494	1,272,237
1.02.01.03.01	LOANS AND FINANCING	6,642	805
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	686,787	724,115
1.02.01.03.03	INCOME SECURITIES	845	819
1.02.01.03.04	JUDICIAL DEPOSITS	629,379	516,655
1.02.01.03.05	OTHER ASSETS	27,841	29,843
1.02.02	PERMANENT ASSETS	8,894,946	9,038,634
1.02.02.01	INVESTMENTS	3,672,484	3,557,997
1.02.02.01.01	DIRECT AND INDIRECT ASSOCIATED COMPANIES	4	4
1.02.02.01.02	DIRECT AND INDIRECT ASSOCIATED COMPANIES – GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	3,568,550	3,448,731
1.02.02.01.04	SUBSIDIARIES – GOODWILL	40,468	45,986
1.02.02.01.05	OTHER INVESTMENTS	63,462	63,276
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	4,658,489	4,865,993
1.02.02.03	INTANGIBLE ASSETS	544,928	597,542
1.02.02.04	DEFERRED CHARGES	19,045	17,102

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	TOTAL LIABILITIES	13,799,911	14,802,341
2.01	CURRENT LIABILITIES	3,385,633	4,457,762
2.01.01	LOANS AND FINANCING	772,769	898,752
2.01.02	DEBENTURES	9,622	560,179
2.01.03	SUPPLIERS	1,031,947	1,040,278
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	848,909	795,295
2.01.04.01	INDIRECT TAXES	683,685	714,156
2.01.04.02	TAXES ON INCOME	165,224	81,139
2.01.05	DIVIDENDS PAYABLE	276,661	627,483
2.01.06	PROVISIONS	173,200	203,652
2.01.06.01	PROVISIONS FOR CONTINGENCIES	135,240	158,062
2.01.06.02	PROVISIONS FOR PENSION PLAN	37,960	45,590
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	272,525	332,123
2.01.08.01	PAYROLL AND SOCIAL CHARGES	76,905	64,003
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	102,899	105,457
2.01.08.03	EMPLOYEE PROFIT SHARING	32,365	16,721
2.01.08.04	LICENSE TO OPERATE TELECOM SERVICES	0	84,203
2.01.08.05	ADVANCES FROM CUSTOMERS	1,185	1,794
2.01.08.06	OTHER LIABILITIES	59,171	59,945
2.02	NON-CURRENT LIABILITIES	4,740,865	4,847,272
2.02.01	LONG-TERM LIABILITIES	4,740,865	4,847,272
2.02.01.01	LOANS AND FINANCING	2,421,076	2,509,371
2.02.01.02	DEBENTURES	1,080,000	1,080,000
2.02.01.03	PROVISIONS	1,121,935	1,169,986
2.02.01.03.01	PROVISIONS FOR CONTINGENCIES	596,442	554,860
2.02.01.03.02	PROVISIONS FOR PENSION PLAN	513,185	606,028
2.02.01.03.03	PROVISIONS FOR LOSSES WITH SUBSIDIARIES	12,308	9,098
2.02.01.04	DEBTS WITH RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	117,854	87,915
2.02.01.06.01	SUPPLIERS	23,945	7,650
2.02.01.06.02	INDIRECT TAXES	25,673	17,558
2.02.01.06.03	TAXES ON INCOME	50,469	47,240
2.02.01.06.04	ADVANCES FROM CUSTOMERS	4,013	4,196
2.02.01.06.05	OTHER LIABILITIES	5,780	3,297
2.02.01.06.06	FUNDS FOR CAPITALIZATION	7,974	7,974
2.02.02	DEFERRED INCOME	0	0
2.04	SHAREHOLDERS’ EQUITY	5,673,413	5,497,307
2.04.01	PAID UP CAPITAL STOCK	3,470,758	3,470,758
2.04.02	CAPITAL RESERVES	1,327,927	1,327,927

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	358,862
2.04.02.02	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.04.02.03	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.04.02.04	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.04.02.05	OTHER CAPITAL RESERVES	68,464	68,464
2.04.03	REVALUATION RESERVES	0	0
2.04.03.01	OWN ASSETS	0	0
2.04.03.02	SUBSIDIARIES/DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	309,291	309,291
2.04.04.01	LEGAL	309,291	309,291
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFIT RESERVES	0	0
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	565,437	389,331
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 – 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,359,909	6,745,313	3,256,874	6,606,736
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,020,955)	(2,045,479)	(1,024,195)	(2,075,525)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,338,954	4,699,834	2,232,679	4,531,211
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,321,257)	(2,694,641)	(1,400,231)	(2,821,899)
3.05	GROSS PROFIT	1,017,697	2,005,193	832,448	1,709,312
3.06	OPERATING EXPENSES/REVENUES	(706,144)	(1,701,976)	(946,144)	(1,750,188)
3.06.01	SELLING EXPENSES	(236,021)	(468,970)	(239,494)	(524,282)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(280,886)	(551,792)	(281,145)	(545,999)
3.06.03	FINANCIAL	(80,146)	(436,966)	(307,525)	(413,841)
3.06.03.01	FINANCIAL INCOME	70,050	142,003	145,460	203,785
3.06.03.02	FINANCIAL EXPENSES	(150,196)	(578,969)	(452,985)	(617,626)
3.06.04	OTHER OPERATING INCOME	124,508	224,607	205,209	284,648
3.06.05	OTHER OPERATING EXPENSES	(180,619)	(347,244)	(222,815)	(338,165)
3.06.06	EQUITY INCOME	(52,980)	(121,611)	(100,374)	(212,549)
3.07	OPERATING INCOME	311,553	303,217	(113,696)	(40,876)
3.08	NON-OPERATING INCOME	(4,503)	(4,784)	(15,648)	(18,984)
3.08.01	REVENUES	5,381	10,080	14,299	19,066
3.08.02	EXPENSES	(9,884)	(14,864)	(29,947)	(38,050)
3.09	INCOME BEFORE TAXES AND MINORITY INTEREST	307,050	298,433	(129,344)	(59,860)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(130,944)	(153,321)	2,423	(62,045)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	245,000	245,000	245,000
3.15	INCOME (LOSS) FOR THE PERIOD	176,106	390,112	118,079	123,095

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 – 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	547,272,189	547,272,189	547,272,190,399	547,272,190,399
	EARNINGS PER SHARE (REAIS)	0.32179	0.71283	0.00022	0.00022
	LOSS PER SHARE (REAIS)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: June 30, 2007

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01-NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION AS OF 06/30/2007

(In thousands of Brazilian Reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distance.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Telecommunications Agency (“ANATEL”), on January 19, 2004, authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in all Regions, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s businesses, as well as the rendered services and the charged fees are regulated by ANATEL.

The concession agreements in force, under the modalities of local and long distance services, came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universalization targets of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission – SEC. Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

Subsidiaries

On August 1, 2006, was approved by the Company’s Board of Directors the corporate restructuring of its subsidiaries. This restructuring, whose purpose is to optimize the controlling structure through company reduction, concentration of similar activities, simplification of inter-company corporate interest, began in the second semester of 2006. The alterations carried out in the current year are mentioned in the comments on the Companies’ performance below, when applicable. The corporate alterations performed in 2006 and 2007, carried out based on the book values, and did not have material effects in the cost structure.

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to render such services to the Region II of the PGO.

b) BrT Serviços de Internet S.A. (“BrTI”): a wholly-owned subsidiary whose main product is internet broadband services. It also provides both residential and corporate clients with a series of value added services, among which wireless internet access.

BrTI, on the other hand, has the control of the following companies:

(i) iBest Group

iBest has its operations concentrated in providing dialup connection to the Internet, sale of advertising space for disclosure in its portal and value-added service, and one of its main services is its internet connection speedup device. It is represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

(ii) iG Group

iG operates as an internet access provider, both dialup and broadband. It also provides value added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), located in the Cayman Islands.

iG Cayman is a holding which, in its turn, has the control of Internet Group do Brasil S.A. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda. (“Jornal Internet”)

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c) Brasil Telecom Cabos Submarinos Ltda (“BrTCS”): Brasil Telecom Cabos Submarinos Ltda. was subsidiary of BrTI up to January 2, 2007. On such date BrTI reduced the portion of its capital stock held by the Company, using it to pay up part of the investment reduction in BrT CS, in the amount of R$132,678 thousand. Thus, the Company is now the parent company of BrT CS, owning nearly all of the latter’s capital stock. BrTI continue to be holder of only a quota of the capital stock of BrT CS, corresponding to an interest below 0.01% .

BrT CS, jointly with its subsidiaries, operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers.

BrT CS is holds 100% of the capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, on its turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and of Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

d) Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”): The Company held, up to April 10, 2007, 100% of the capital of MTH Ventures do Brasil Ltda. (MTH), a holding company that had 84.4% of the capital of Brasil Telecom Comunicação Multimídia Ltda., and the remaining interest was held by Brasil Telecom S.A. and BrTI. On April 10, 2007, the Extraordinary General Meeting of Brasil Telecom S.A. resolved that the Company would merge MTH, and the appraisal report for the merger corresponded to the following:

Assets
Current	R$	37
Non-current
Permanent
Investments	R$	141,019

Total Assets	R$	141,056

Liabilities
Shareholders’ equity	R$	141,056

Total Liabilities	R$	141,056

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

e) Vant Telecomunicações S.A. (“VANT”): it is a company whose total capital stock is practically held by the Company. BrTI holds only one share of the capital stock of VANT, representing an interest of less than 0.01% ..

VANT aims at the rendering of multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f) Santa Bárbara dos Pinhais S.A. (“SB dos Pinhais”)

Company which was not operating on the quarter closing date. It aims at rendering services in general comprising, the management activities of real estate or assets, among others.

Change in the Management

On July 27, 2005 and September 30, 2005, there were changes to the management of Brasil Telecom Participações S.A. and of the Company, respectively. The process of replacing the former managers, formerly related to the manager Opportunity, was litigious, according to various material facts published by the Companies during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of the Company understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

Referring to the “Merger Agreement” mentioned in this note, the Company and its subsidiary BrT Celular started on March 15, 2006 arbitration against TIMI and TIMB, with the purpose of annulling it. The Company released a material fact on this matter on March 16, 2006.

TIMI and TIMB sent to the Company and BrT Celular a correspondence dated May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right to indemnification for losses and damages, which is being dealt with in said arbitration. According to analyses of the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification is remote and its amount is not possible to be measured. Also in May 2006, Telecom Italia International filed with Anatel and CADE, petitions requesting to file the operation related to the “Merger Agreement” due to lack of grounds.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

Preparation Criteria

The accounting statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare accounting statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the accounting statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Also referring to the form of presentation, this quarterly information considers the requirements determined by CVM Resolution 488/05, especially, the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup. For comparative effect, previous year balances have been reclassified.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the accounting statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Accounting Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

Supplementary Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. This statement is shown jointly with Note 17.

Report per Segment

The Company is presenting, supplementary to note 41, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different among themselves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated accounting statements.

a. Cash, Bank Accounts and High-Liquid Investments: Financial investments are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters presented, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on the quarters closing dates.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the quarters closing dates. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. Future losses on the current receivables balance are estimated based on these historic percentages, which include accounts coming due and also the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation with the consolidated accounting statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records adjustments, in the cases in which the acquisitions presented higher values conforming them to the realization value.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 27.

f. Intangible Assets: These mainly refer to licenses and rights to use software and regulatory licenses. The amortization of rights to use software is calculated by the straight-line method, for a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

g. Deferred Charges: Mainly refer to implementation and reorganization expenses. Amortization is calculated under the straight-line method, for a five-year term. When benefits are not expected from an asset, it is written off against non-operating income.

h. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

i. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

j. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

k. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

l. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial Income (Expense), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information on private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or losses per share: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom Participações S.A.

Sureties and Guarantees: (i) The Parent Company renders sureties as guarantee of loans and financings owed by the Company to the lending financial institutions. Up to the end of the quarter, referring to the guarantee benefit, the Company recorded expenses in favor of the Parent Company at the amount of R$2,003 (R$1,669 in 2006); and (ii) the Parent Company renders surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$101,502 (R$220,305 in 2006). Up to the quarter, in return to such surety, the Company registered an operating expense of R$58 (R$66 in 2006).

Revenues and Accounts payable: arising from transactions related to share of resources. The balance payable is R$1,287 (R$454 payable on 3/31/07) and the amounts debited against the result occurred in 2006, represented by operating revenues of R$337.

BrT Serviços de Internet S.A.

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$6,695 (R$6,695 on 3/31/2007).

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$16,417 (R$9,593 receivable on 3/31/07). The amounts charged to income in the quarter represented R$19,722 of the operating revenues (R$14,529 in 2006) and R$38 of operating expenses (R$17,092 in 2006).

14 Brasil Telecom Celular S.A.

Amounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistics support and telecommunications services. The balance payable is R$12,515 (R$18,427 payable on 3/31/07). The amounts charged to income in the quarter represented R$110,578 of the operating revenues (R$92,600 in 2006) and R$215,414 of operating expenses (R$175,405 in 2006).

Vant Telecomunicações S.A.

Accounts Receivable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance receivable is R$5,608 (R$5,669 receivable on 3/31/07) and the amounts charged to income in the quarter represented R$1,344 of operating revenues (R$2,602 in 2006) and R$1,153 of operating expenses (R$971 in 2006).

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$5,050 (R$5,050 on 3/31/2007).

BrT SCS Bermuda

Amounts Receivable and Revenues: arising from transactions related to telecommunications services. The balance receivable is R$395 (R$356 receivable on 3/31/07). The amounts charged to income in the quarter represented R$79 of operating revenues (R$84 in 2006).

BrT of America

Amounts Receivable, Revenues and Expenses: resulting from transactions related to telecommunications services. The receivable balance amount is R$115 (R$3,157 payable on 3/31/07). The amounts charged to income in the quarter represented R$28 of operating revenues (R$60 in 2006) and R$3,378 of operating expenses (R$ 3,232 in 2006).

BrT CS

Amounts Payable and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$24 (R$3,583 payable on 3/31/07). The amounts charged to income in the quarter are represented by operating expenses of R$20,147 (R$13,546 in 2006).

Freelance S.A.

Amounts payable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The payable balance amount is R$378 (R$245 payable on 3/31/07). The amounts charged to income in the quarter represented R$2,824 of operating revenues (R$2,353 in 2006) and R$9,097 of operating expenses (R$5,981 in 2006).

iG Brasil

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The balance receivable is R$5,203 (R$3,085 receivable on 3/31/07). The amounts charged to income in the quarter are represented by R$4,264 of operating revenues (R$1,227 in 2006) and operating expenses R$2,142 (R$913 in 2006).

BrT Multimídia

Amounts receivable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance receivable is R$3,093 (R$3,196 receivable on 3/31/07). The amounts charged to income in the quarter represented operating revenues of R$172 (R$326 in 2006) and operating expenses of R$9,746 (R$8,261 in 2006).

Advances for Future Capital Increase: the existing amount as AFAC granted is R$23,000 (R$23,000 on 3/31/2007).

Other Related Parties Transactions

Due to the existence of common partners in the control chain of the Company and the companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Telemig Celular

The Company and Telemig Celular maintain agreements concerning the operation of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$8,751 (R$7,256 payable on 3/31/07). The amounts charged to income in the quarter are represented by operating expenses of R$21,233 (R$21,052 in 2006) and operating revenues of R$70 (R$9 in 2006).

Amazônia Celular

The Company and Amazônia Celular maintain an agreement concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$2,500 (R$2,138 payable on 3/31/07). The amounts charged to income in the quarter are represented by operating expenses of R$6,019 (R$6,116 in 2006).

TIM Celular

The Company and TIM’s cell phone companies maintain agreements concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$85,715 (R$102,619 on 3/31/07). The amounts charged to income in the quarter are represented by operating revenues of R$57,310 (R$51,489 in 2006) and operating expenses of R$279,504 (R$246,998 in 2006).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of services provided by the Company are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. The Company’s default up to the quarter was 2.49% (2.63% in 2006), taking into account the accounts receivable total losses in relation to gross revenue. For the Consolidated it was 2.65% (2.71% in 2006). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The Company operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately controls receivables of this nature and maintains an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose customer base at the end of the quarter was 23.6% of total portfolio (26.6% on 3/31/07), the accounts receivable are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Consolidated loans subject to this risk represent approximately 18.3% (16.1% on 3/31/07) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 41.0% (70.0% on 3/31/07) is covered by hedge operations and financial investments in foreign currency. Unrealized positive and negative effects in these operations are recorded against income as profit or loss. Up to the quarter closing date, the accumulated negative variation of hedge contracts totaled R$78,271 (R$72,774 of negative variation in 2006).

Net exposure as per book and market values at the exchange rate risk prevailing on the quarter closing date was as follows:

PARENT COMPANY
	6/30/07		3/31/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	707,525	738,906	751,525	790,721
Hedge Contracts	425,941	425,778	378,356	376,154
Total	1,133,466	1,164,684	1,129,881	1,166,875
Current	207,917	208,893	184,720	184,688
Long-term	925,549	955,791	945,161	982,187

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instrument, minus the market rates in force in the quarter closing date.

c. Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Bank Deposit Certificates (CDBs) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

These assets are represented in the balance sheet as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	6/30/07	3/31/07	6/30/07	3/31/07
Assets
Loans subject to:
IGP-DI	7,802	8,120	7,819	8,137
IPA-OG Column 27 (FGV)	249	295	249	295
Securities subject to:
SELIC rate	845	819	3,510	3,399
Total	8,896	9,234	11,578	11,831
Current	1,409	7,610	1,426	7,627
Long-term	7,487	1,624	10,152	4,204

Liabilities

The Company has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative hedge contracts to 9.3% (12.5% on 3/31/07) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract instruments to protect against the variation of these rates. The positive or negative effects unrealized in these operations are recorded in results as gain or loss. Up to the quarter closing date, the negative accumulated change of the hedge agreements amounted to R$3,133 (R$7,669 of negative change in 2006).

In addition to the loans and financing, the Company issued public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated to this liability results from the possible increase of the rate.

The above mentioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	6/30/07		3/31/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,875,550	1,889,550	2,058,797	2,075,974
Debentures – CDI	1,089,622	1,089,622	1,640,179	1,642,446
Loans subject to UMBNDES	134,695	134,747	161,415	161,577
Hedge on Loans subject to UMBNDES	12,436	12,276	17,298	16,879
Loans subject to IGP/DI	5,756	5,756	5,720	5,720
Other loans	31,942	31,942	35,012	35,012
Total	3,150,001	3,163,893	3,918,421	3,937,608
Current	574,474	579,768	1,274,211	1,283,191
Long-term	2,575,527	2,584,125	2,644,210	2,654,417

CONSOLIDATED
	6/30/07		3/31/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,875,550	1,889,550	2,058,797	2,075,974
Debentures – CDI	1,089,622	1,089,622	1,640,179	1,642,446
Loans subject to UMBNDES	134,695	134,747	161,415	161,577
Hedge on Loans subject to UMBNDES	12,436	12,276	17,298	16,879
Loans subject to IGP/DI	25,255	25,255	25,102	25,102
Other loans	31,942	31,942	35,012	35,012
Total	3,169,500	3,183,392	3,937,803	3,956,990
Current	574,705	579,999	1,274,325	1,283,305
Long-term	2,594,795	2,603,393	2,663,478	2,673,685

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contracting.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Thus, a risk exists, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method of accounting and the acquisition cost. The investments assessed by the equity method of accounting are presented in Note 26, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to loss expectations.

The investments assessed at acquisition cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of these investments.

g. Financial Investments Risks

The company has temporary high-liquid investments, in domestic currency, in financial investment funds (FIFs), and investments in its own portfolio of (based on post-fixed rates) private securities issued by first-tier financial institutions (CDBs). The FIFs portfolios are comprised of federal bonds (based on post-fixed, pre-fixed and foreign exchange rates) and CDBs issued by first-tier financial institutions (based on post-fixed rates), all of them linked to CDI variation.

The temporary high-liquid investments, in foreign currency, are represented by overnight operations backed by securities issued by foreign financial institutions.

The short-term investments are represented by investments in securities issued by the Republic of Austria, with remuneration linked to CDI.

The investments in CDBs and overnight operations are subject to credit risk of the financial institutions. Investments in foreign currency are subject to exchange rate risk.

The balances of the financial investments are presented in Note 17. The Company’s income earned up to the quarter was recorded as financial revenue and amount to R$59,726 (R$58,618 in 2006). Earnings from consolidated financial investments were R$118,099 (R$75,068 in 2006).

The short-term investments – temporary investments are presented in note 18. The income earned up to the quarter closing date was recorded in the financial revenue and amount to R$3,305 (R$2,372 in 2006).

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 35, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain levels for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a linked account. All indicators set forth in agreements are being complied with, thus there are no sanctions or penalties set forth in the agreement clauses entered into upon the Company

i. Regulatory Risks

Concession Agreements

Local and domestic long distance concession agreements were entered into by Brasil Telecom S.A. with Anatel, which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, started in 2006 fiscal year, whose initial payment occurred on April 30, 2007. This will successively occur until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;

  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory and progressive offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency imposing alternative plans of mandatory offering;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession;

The interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

The amendment to the tariff method applicable to the STFC Basic Plan in the Local Modality Rendered under Public Scheme (PBS) – Conversion from Pulses to Minutes, and the implementation of the Alternative Service Plan of the Mandatory Offer (PASOO) shall be concluded in all areas of operations of the Company up to July 31, 2007, in compliance with the regulatory requirements defined by ANATEL set forth in Rules No. 423/05, 432/06 and 450/06.

Taking into consideration that this amendment will enable customers to chose between two mandatory offering service plans (PBS and PASOO), as well as actually exercising their right to request a detailed local call invoice, it is not possible to assess, on the date these quarterly information was prepared, the future impacts to be generated by such a change in the regulation.

The Bill of the Senate (PLS) 103/2007 and the Bill 1,481/2007, under priority progress, to amend Law 9,394/96 and Law 9,998/00, provide for the access to information digital networks in educational institutions and enable the use of funds raised by FUST by all the telecommunication operators, or even on a decentralized basis, by means of agreements of the federal government with other states. On the date of the preparation of this quarterly information is not possible to assess the future impacts of these Bills under process on the Company’s results.

Overlapping of Licenses

When the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, the Company already provided the fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Company’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and the Company and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its previous consent to a new operation presented by Telecom Italia International (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

This new operation comprised the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S.A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

The Agency, upon its prior consent, maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploration in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, the Company received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by

Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

Also on October 30, 2006, ANATEL, through its press agency announced that Telecom Italia International would file with ANATEL on October 27,2006, therefore, within deadline, the supplementary documentation necessary to analyze and approve the new operation: (i) proof of Telecom Italia’s managers and deputies’ resignations in the Board of Directors of Brasil Telecom and Solpart Participações S.A.; and (ii) corporate documents related to the referred transfer of shares and to the independent management of Brasilco by Credit Suisse, in the capacity as Trustee of Telecom Italia.

Should Anatel’s approval be confirmed (still pending) of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploration in Region II of PGA and domestic and international long distance in regions I, II and III of PGO would cease.

In November 2006, TII submitted to Anatel the concentration act with Brasilco. During same month, Anatel, observing the procedural progress, it submitted this operation to the Administrative Council of Economic Defense - CADE.

On May 25, 2007, Anatel officially published the decision of granting to TIM new grants of STFC, this time under the local modality, in the Regions I, II and III of the General Concession Plan, (Act 65,152 as of May 24, 2007).

On July 18, 2007, Brasil Telecom Participações S.A. and Brasil Telecom S.A., jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A., Techold Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Petros – Fundação Petrobras de Seguridade Social, Fundação dos Economiários Federais – Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia International N.V., Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, Tim Brasil Serviços e Participações S.A. and Tim International N.V., on the other hand (“Telecom Italia”), signed a Mutual Waiver Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon the effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, of the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”) to waive pleadings and dismiss ongoing disputes at the Judiciary Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct or indirect, on the one hand, and Telecom Italia and its subsidiaries, on the other hand.

With the Mutual Waiver Agreement, current and potential litigations involving Brasil Telecom and Brasil Telecom Participações and its subsidiaries and the companies of Telecom Italia Group, will be closed, among others, including the end of the arbitrations mentioned in Notice disclosed by the Companies on March 16, 2006.

The effective acquisition of Brasilco Shares, which is subject to approval of the National Telecommunications Agency - ANATEL and to other conditions, will enable to close the existing administrative proceedings regarding the overlapping of telephony licenses (STFC, SMP, LDN and LDI) among companies of Brasil Telecom Group and Telecom Italia Group and, thus, permanently removing the possibility of material adverse impact on the businesses and interests of the companies of Brasil Telecom Group.

Brasil Telecom S.A. and Brasil Telecom Participações S.A. also clarified, by means of material fact, that they are not parties of the Brasilco Share Purchase Agreement, and they are not parties of any other agreements which may have been entered into concurrently to the Mutual Waiver Agreement.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

Private Pension Fundação 14 was created in 2004 and since 3/10/05 has been in charge of the management and operation of the TCSPREV pension plan. On such a date, it entered into an administration agreement with SISTEL, so that the latter would provide management and operating services to the TCSPREV and PAMEC-BrT plans up to 9/30/06. From this date on, Fundação 14 took over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the group of defined contribution, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 64.9% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,070.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of joining the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits.

The contributions of the party-company up to the quarter were R$7,455 (R$7,705 in 2006).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/06, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
The contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

The contributions to PAMA, attributed to the party-company, up to the quarter were R$46 (R$59 in 2006).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Company at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 26.2% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.12% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,761.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits.

The contributions of the party-company up to the quarter were R$4,831 (R$6,269 in 2006).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor is equal to the regular contribution of the participant, rates of which are variable rates according to age, service time and salary. With the Alternativo Plan - Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age of joining the plan.

The normal contributions of the Sponsor up to the quarter were R$5 (R$7 in 2006).

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. Of the maximum period established, fourteen years and six months still remain for complete settlement, and up to the quarter the amount of R$117,330 (R$64,099 in 2006) was amortized.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to the quarter closing date no option had been granted.

Program B

The exercise price is established by the management committee based on the market price of the shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/22/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/22/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/22/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the quarter closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	6/30/2007
	Preferred Share Options	Average Exercise Price R$
Balance at the beginning of the quarter	270,802	13.00
Extinguished options	(9,123)	13.00
Balance at the end of the quarter	261,679	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares is 0.05% (0.05% on 3/31/07).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, for the Company, would be R$747 (R$517 in 2006).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual and procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	6/30/07	3/31/07	6/30/07	3/31/07
Provisions	1,033,744	992,138	1,083,540	1,034,425
Labor	456,874	477,387	464,131	484,616
Tax	201,012	170,981	231,149	194,907
Civil	375,858	343,770	388,260	354,902
Linked Judicial Deposits	(302,062)	(279,216)	(306,096)	(282,912)
Labor	(237,547)	(240,048)	(240,405)	(242,618)
Tax	(19,081)	(1,560)	(19,725)	(2,202)
Civil	(45,434)	(37,608)	(45,966)	(38,092)
Total Provisions, Net of Judicial Deposits	731,682	712,922	777,444	751,513
Current	135,240	158,062	153,669	175,104
Long-term	596,442	554,860	623,775	576,409

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	480,972	487,266
Variations to the Result	55,087	56,061
Monetary Restatement	25,371	25,813
Revaluation of Contingent Risks	8,208	8,031
Provision of New Shares	21,508	22,217
Payments	(79,185)	(79,196)
Subtotal I (Provisions)	456,874	464,131
Linked Judicial Deposits on 12/31/06	(242,787)	(244,579)
Variations of Judicial Deposits	5,240	4,174
Subtotal II (Judicial Deposits)	(237,547)	(240,405)
Balance on 6/30/07, Net of Judicial Deposits	219,327	223,726

The main objects that affect the labor contingencies provisioned are the following:

(i)
Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries;

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)
Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii)
Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	155,319	174,502
Variations to the Result	55,143	66,139
Monetary Restatement	6,911	8,212
Revaluation of Contingent Risks	28,807	27,480
Provision of New Shares	19,425	30,447
Payments	(9,450)	(9,492)
Subtotal I (Provisions)	201,012	231,149
Linked Judicial Deposits on 12/31/06	(1,256)	(1,882)
Variations of Judicial Deposits	(17,825)	(17,843)
Subtotal II (Judicial Deposits)	(19,081)	(19,725)
Balance on 6/30/07, Net of Judicial Deposits	181,931	211,424

The other main provisioned lawsuits refer to the following controversies:

(i)
Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii)
Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii)	State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	335,966	346,251
Variations to the Result	155,602	159,336
Monetary Restatement	11,706	12,163
Revaluation of Contingent Risks	111,083	110,630
Provision of New Shares	32,813	36,543
Payments	(115,710)	(117,327)
Subtotal I (Provisions)	375,858	388,260
Linked Judicial Deposits on 12/31/06	(32,592)	(33,029)
Variations of Judicial Deposits	(12,842)	(12,937)
Subtotal II (Judicial Deposits)	(45,434)	(45,966)
Balance on 6/30/07, Net of Judicial Deposits	330,424	342,294

The lawsuits provided for are the following:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	6/30/07	3/31/07	6/30/07	3/31/07
Labor	521,845	502,963	526,499	507,019
Tax	2,261,832	2,191,447	2,330,098	2,254,530
Civil	706,081	597,309	750,596	625,199
Total	3,489,758	3,291,719	3,607,193	3,386,748

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	475,195	479,608
Monetary Restatement	33,485	33,772
Revaluation of Contingent Risks	(36,380)	(36,783)
New Shares	49,545	49,902
Amount estimated on 6/30/07	521,845	526,499

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	2,084,378	2,145,398
Monetary Restatement	123,377	126,887
Revaluation of Contingent Risks	2,390	5,260
New Shares	51,687	52,553
Amount estimated on 6/30/07	2,261,832	2,330,098

The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by the company;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)
The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	565,896	606,938
Monetary Restatement	28,857	30,537
Revaluation of Contingent Risks	(64,088)	(81,806)
New Shares	175,416	194,927
Amount estimated on 6/30/07	706,081	750,596

The main lawsuits are presented as follows:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

(ii)	Lawsuit for damages and consumer; and

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling R$790,279 (R$757,957 on 3/31/07) and R$810,653 (R$773,131 on 3/31/07) for consolidated effects. The commission fees of these agreements reflect market rates.

Judicial deposits related to contingencies of probable and remote risk of loss are described in note 24.

b. Contingent Assets

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law. Part of the lawsuits filed by the Company and the concessionaires of STFC Region II of the Granting Plan, merged into the Company in February 2000, became final and unappealable in 2006, referring to the increase in COFINS calculation basis. Out of the amounts not yet reimbursed, the Company records in its assets credits in the amount of R$63,438 (R$89,603 on 3/31/07). The amounts accounted for in addition to the results of current year, up to the quarter closing date, amounted to R$3,348, of which R$3,177 refers to monetary restatement.

The Company is awaiting the judgments of lawsuits of other merged companies, which the assessment of success in future filing of appeals is assessed as probable by the Company’s legal advisors. The amount attributed to outstanding contingency not recognized on an accounting basis, referring to these lawsuits amounts to R$16,985 (R$16,022 of PIS and R$963 of COFINS).

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

At the Shareholders General Meeting, held on April 10, 2007, the grouping of shares representing the capital stock of the Company was approved. Resulting from this process, The shares will be grouped at the ratio of one thousand (1,000) share per one (1) share, and the capital stock will be represented by 249,597,049 common shares and 311,353,240 preferred shares, totaling 560,950,289 shares issued, and of which total amount 13,678,100 preferred shares will be kept in treasury.

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of eight hundred million (800,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$3,470,758 (R$3,470,758 as of 3/31/07) represented by shares without par value as follows:

Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07
Common	249,597,049	249,597,049,542	-	-	249,597,049	249,597,049,542
Preferred	311,353,240	311,353,240,857	13,678,100	13,678,100,000	297,675,140	297,675,140,857
Total	560,950,289	560,950,290,399	13,678,100	13,678,100,000	547,272,189	547,272,190,399

	6/30/07	3/31/07
Book Value per Outstanding Share (R$)	10.37	10.45(1)

(1) One thousand shares.

In the calculation of the book value the preferred shares held in treasury are deducted.

b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 9/13/04, the material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The status of treasury stocks is the following:

	6/30/07		3/31/07
	Preferred shares	Amount	Preferred shares	Amount
Opening balance in the quarter	13,678,100	154,692	13,678,100,000	154,692
Closing balance in the quarter	13,678,100	154,692	13,678,100,000	154,692

Historical cost in the acquisition of treasury stock (R$ per share)	6/30/07	3/31/07(1)
Weighted Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80
(1) One thousand shares.

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of preferred shares purchased based on repurchase programs.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	6/30/07	3/31/07
Number of preferred shares held in treasury	13,678,100	13,678,100,000
Quotation per share on BOVESPA (R$)	14.09	10.75(1)
Market value	192,724	147,040
(1) One thousand shares.

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the values of treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows:

	Premium on Subscription of Shares		Other Capital Reserves
	6/30/07	3/31/07	6/30/07	3/31/07
Account Balance of Reserves	458,684	458,684	123,334	123,334
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)
Balance, Net of Treasury Stocks	358,862	358,862	68,464	68,464

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law no 8,200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: recorded at the end of each fiscal year, they are composed of remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law no 6,404/76, or by the recording of adjustments from prior fiscal years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 43 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2007 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	6/30/07	6/30/06
Interest on Shareholders’ Equity – JSCP – Credited	245,000	245,000
Common Shares	111,738	111,738
Preferred Shares	133,262	133,262
Withholding Income Tax (IRRF)	(36,750)	(36,750)
Net interest on Shareholders’ Equity	208,250	208,250

9. OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06

Fixed Telephony Service

Local Service	3,285,331	3,477,618	3,282,473	3,471,331
Activation fees	10,289	11,648	10,289	11,648
Subscription	1,737,042	1,716,382	1,736,879	1,716,232
Measured service charges	586,092	745,813	583,624	739,773
Mobile Fixed - VC1	931,939	979,799	931,717	979,713
Rent	587	742	583	737
Other	19,382	23,234	19,381	23,228

Long Distance Service	1,488,944	1,386,138	1,483,915	1,382,325
Intra-Sectorial Fixed	426,258	442,466	426,198	442,429
Intra-Regional (Inter-Sectorial) Fixed	134,832	155,521	134,614	155,497
Inter Regional Fixed	121,920	133,559	121,872	133,536
VC2	395,921	350,388	393,348	348,241
Fixed Origin	144,561	138,651	144,483	138,623
Mobile Origin	251,360	211,737	248,865	209,618
VC3	386,981	281,168	384,854	279,588
Fixed Origin	193,106	112,867	192,854	112,820
Mobile Origin	193,875	168,301	192,000	166,768
International	23,032	23,036	23,029	23,034

Interconnection	195,926	230,163	167,368	208,226
Fixed x Fixed	111,522	138,428	111,506	138,393
Mobile x Fixed	84,404	91,735	55,862	69,833

Lease of Means	229,596	206,988	175,760	163,015
Public Telephony Service	269,423	266,647	269,423	266,647
Supplementary Services, Intelligent Network and Advanced Telephony	203,361	173,011	202,198	172,925
Other	20,467	21,449	18,608	20,681

Total of Fixed Telephony Service	5,693,048	5,762,014	5,599,745	5,685,150
Mobile Telephony Service

Continued…

… continued.

Telephony	-	-	806,336	409,631
Subscription	-	-	215,093	122,855
Utilization	-	-	237,607	168,844
Additional per call	-	-	2,955	2,615
Roaming	-	-	8,939	5,865
Interconnection	-	-	289,075	53,083
Added Value Services	-	-	43,412	45,733
Other Services	-	-	9,255	10,636

Sale of Goods	-	-	134,882	124,103
Cell Phones	-	-	130,263	119,883
Electronic Cards - Brasil Chip, Accessories and Other Goods	-	-	4,619	4,220

Total of Mobile Telephony Service	-	-	941,218	533,734

Data Transmission Services and Other

Data Transmission	1,048,960	840,770	1,114,049	883,995
Other Services of Main Activities	3,305	3,952	214,933	171,310

Total of Data Transmission Services and Other	1,052,265	844,722	1,328,982	1,055,305

Gross Operating Revenue	6,745,313	6,606,736	7,869,945	7,274,189

Deductions from Gross Revenue	(2,045,479)	(2,075,525)	(2,435,745)	(2,346,560)
Taxes on Gross Revenue	(1,910,323)	(1,919,583)	(2,146,211)	(2,092,686)
Other Deductions on Gross Revenue	(135,156)	(155,942)	(289,534)	(253,874)

Net Operating Revenue	4,699,834	4,531,211	5,434,200	4,927,629

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Interconnection	(1,097,444)	(1,120,353)	(1,146,967)	(979,093)
Depreciation and Amortization	(863,573)	(975,333)	(1,063,209)	(1,139,012)
Third-Party Services	(387,111)	(385,750)	(470,268)	(451,595)
Rent, Leasing and Insurance	(117,868)	(119,727)	(157,361)	(183,647)
Means of Connection	(75,879)	(49,592)	(63,979)	(48,520)
Personnel	(62,942)	(80,917)	(71,860)	(92,565)
Employees and Management Profit Sharing	(9,034)	(10,078)	(10,076)	(11,381)
Burden of the Concession	(35,214)	(33,657)	(35,214)	(33,657)
Material	(33,032)	(34,848)	(34,700)	(36,225)
FISTEL	(9,246)	(8,660)	(32,782)	(24,110)
Goods Sold	-	-	(124,344)	(128,600)
Other	(3,298)	(2,984)	(3,303)	(2,986)
Total	(2,694,641)	(2,821,899)	(3,214,063)	(3,131,391)

11. COMMERCIALIZATION OF SERVICES
(Sales expenses)

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Third-Party Services	(208,885)	(223,686)	(354,855)	(366,889)
Losses on Accounts Receivable	(144,919)	(180,174)	(174,882)	(201,898)
Allowance (Reversal) for Doubtful Accounts	(23,345)	6,211	(33,280)	4,792
Personnel	(73,214)	(96,453)	(111,419)	(122,378)
Employees and Management Profit Sharing	(8,328)	(9,016)	(10,419)	(11,268)
Rent, Leasing and Insurance	(6,744)	(16,843)	(31,771)	(4,768)
Depreciation and Amortization	(2,095)	(2,364)	(9,491)	(8,220)
Material	(1,016)	(1,591)	(18,182)	(14,173)
Other	(424)	(366)	(11,003)	(15,096)
Total	(468,970)	(524,282)	(755,302)	(739,898)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Third-Party Services	(319,372)	(315,577)	(359,490)	(358,144)
Depreciation and Amortization	(132,324)	(126,131)	(165,102)	(153,263)
Personnel	(67,689)	(71,836)	(83,514)	(96,275)
Employees and Management Profit Sharing	(14,636)	(13,978)	(18,013)	(16,783)
Rent, Leasing and Insurance	(15,669)	(15,975)	(17,704)	(18,601)
Material	(1,514)	(1,762)	(1,798)	(10,098)
Other	(588)	(740)	(2,695)	(1,362)
Total	(551,792)	(545,999)	(648,316)	(654,526)

13. OTHER OPERATING EXPENSES, NET

The remaining revenues and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Operating Infrastructure Rent and Other	59,794	60,447	41,474	44,471
Recovery referring to Taxes and Recovered Expenses	47,614	124,628	43,964	129,835
Fines	46,031	14,337	50,855	18,518
Technical and Administrative Services	29,955	29,381	28,559	27,602
Pension Funds – (Provision) Reversal	15,542	(19,721)	15,542	(19,721)
Reversal of Other Provisions	5,949	13,928	33,720	16,929
Settlement of Litigation with Telecommunication Companies	4,652	-	4,199	-
Subsidies and Donations Received	3,322	902	7,605	5,699
Dividends from Investments Assessed for Acquisition Cost	382	261	382	261
Results on Write-off of Repair/Resale Inventories	117	45	(1,136)	(536)

Continued…

… continued.

Contingencies – Provision(1)	(265,832)	(208,989)	(281,536)	(215,277)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	(26,700)	(35,158)	(33,008)	(40,526)
Court Fees	(20,738)	(14,901)	(20,939)	(15,044)
Goodwill Amortization on the Acquisition of Investments
	(11,037)	(11,037)	(36,357)	(38,025)
Donations and Sponsorships	(3,429)	(1,998)	(3,439)	(2,211)
Other Revenues (Expenses)	(8,259)	(5,642)	(8,819)	(5,724)
Total	(122,637)	(53,517)	(158,934)	(93,749)
Other Operating Revenues	224,607	284,648	243,170	286,220
Other Operating Expenses	(347,244)	(338,165)	(402,104)	(379,969)
Revenues and expenses of the same nature are represented by the net value.
(1) Provisions for contingencies are described in note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Financial Revenues	142,003	203,785	202,693	226,208
Domestic Currency	139,867	200,650	200,468	221,240
On Rights in Foreign Currency	2,136	3,135	2,225	4,968
Financial Expenses	(578,969)	(617,626)	(609,484)	(664,171)
Domestic Currency	(295,730)	(309,721)	(323,083)	(338,989)
On Liabilities in Foreign Currency	(38,239)	(62,905)	(41,401)	(80,182)
Interest on Shareholders’ Equity	(245,000)	(245,000)	(245,000)	(245,000)
Total	(436,966)	(413,841)	(406,791)	(437,963)

15. NON-OPERATING REVENUES (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Allowance (Reversal) for Realization Amount and Losses of Property, Plant and Equipment and Properties for Sale	(3,807)	(2,968)	6,845	901
Result in the Write-off of Property, Plant and Equipment and Deferred Assets	(807)	(1,560)	(2,910)	(3,054)
Loss with Investments	(1,980)	-	-	-
Result in Investment Write-off	-	-	(9)	-
Provision for Losses with Tax Incentive	-	(14,473)	-	(14,473)
Reversal for Investment Losses	1,810	116	1,810	3,510
Amortization of Goodwill on Merger	-	-	(126)	(3,906)
Other Non-operating Revenues (Expenses)	-	(99)	-	(103)
Total	(4,784)	(18,984)	5,610	(17,125)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Income Before Taxes and Interest	298,433	(59,860)	256,404	(147,023)
Income of Companies Not Subject to Income Tax and Social Contribution Calculation	-	-	18,568	32,218
Total of Taxable Income	298,433	(59,860)	274,972	(114,805)
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(74,608)	14,965	(68,743)	28,701
Permanent Additions	(40,049)	(64,120)	(27,539)	(19,929)
Equity in Subsidiaries	(30,403)	(46,793)	-	-
Amortization of Goodwill	(2,759)	(2,759)	(10,119)	(3,704)
Non-operating Equity Pick-up	(495)	-	(495)
Exchange Variation on Investments	-	(6,345)	(1,279)	(5,022)
Investments Losses	-	-	-	(11,203)
Other Additions	(6,392)	(8,223)	(15,646)	-
Permanent Exclusions	1,375	2,547	12,683	7,980
Recovery of Federal Taxes	-	1,387	-	1,387
Investment Dividends at Acquisition Costs	96	65	96	65
Other Exclusions	1,279	1,095	12,587	6,528
Tax losses Carryforward	-	-	834	568
Other	443	1,133	698	1,518
Effect of IRPJ on Statement of Income	(112,839)	(45,475)	(82,067)	18,838
Social Contribution on Net Income - CSLL
CSLL on Taxed Results (9%)	(26,859)	5,387	(24,747)	10,332
Permanent Additions	(13,821)	(22,611)	(9,318)	(6,688)
Equity in Subsidiaries	(10,945)	(16,846)	-	-
Amortization of Goodwill	(993)	(993)	(3,643)	(1,332)
Non-operating Equity Pick-up	(178)	-	(178)	-
Exchange Variation on Investments	-	(2,284)	(460)	(1,807)
Other Additions	(1,705)	(2,488)	(5,037)	(3,549)
Permanent Exclusions	198	704	4,267	2,658
Recovery of Federal Taxes	-	499	-	499
Investment Dividends at Acquisition Costs	34	23	34	23
Other Exclusions	164	182	4,233	2,136
Compensation of Negative Calculation Basis	-	-	296	200
Other	-	(50)	70	59
Effect of CSLL on Statement of Income	(40,482)	(16,570)	(29,432)	6,561
Effect of IRPJ and CSLL on Statement of Income	(153,321)	(62,045)	(111,499)	25,399

17. CASH, BANK ACCOUNTS AND HIGH-LIQUID INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Cash	3,914	4,166	4,171	4,471
Bank Accounts	48,740	27,339	117,783	45,334
High-Liquid Investments	155,139	1,357,858	1,383,245	2,428,802
Total	207,793	1,389,363	1,505,199	2,478,607

High-liquid investments in domestic currency are held in financial investment funds (FIFs) and investments in own portfolio of private securities (post-fixed rates) issued by first-tier financial institutions (CDBs). The FIFs portfolios are comprised of federal bonds (post-fixed, pre-fixed and foreign exchange rates) and CDBs issued by first-tier financial institutions (post-fixed rates), all of them subject to CDI variation.

The financial investments in foreign currency are represented by overnight operations backed by securities issued by foreign financial institutions.

The breakdown of high-liquid investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Exclusive Investment Funds
Government Bonds	150,661	1,067,944	1,239,627	2,018,403
Private Bonds	5,059	30,144	105,863	76,942
Overnight	315	65,924	31,581	130,843
Provision for Income Tax – Adjustment	(540)	(11,297)	(5,457)	(18,785)
Total Exclusive Investment Funds	155,495	1,152,715	1,371,614	2,207,403
CDB	-	-	3,305	5,245
Open-ended Investment Funds	-	-	273	11,011
Foreign Investments – Deposit Certificates	-	205,978	8,409	205,978
Total Investments	155,495	1,358,693	1,383,601	2,429,637
Partial block by judicial determination	(356)	(835)	(356)	(835)
Total High-Liquid Financial Investments	155,139	1,357,858	1,383,245	2,428,802

Exclusive investment funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06(1)	6/30/07	6/30/06(1)
Operating Activities
Net Income for the Period	390,112	123,095	390,112	123,095
Minority Interest	-	-	(207)	281
Income Items not Affecting Cash	1,554,847	1,947,802	1,693,730	2,085,934
Depreciation and Amortization	1,009,029	1,114,865	1,274,285	1,342,426
Losses on Accounts Receivables	144,919	180,174	174,882	201,898
Allowance for Doubtful Accounts	23,345	(6,211)	33,280	(4,792)
Provision for Contingencies	265,832	208,989	281,536	215,277
Provision for Pension Plans	(15,542)	19,721	(15,542)	19,721
Deferred Taxes	3,165	214,828	(54,837)	313,218
Loss (Gain) with Investments	1,980	-	-	-
Income in Permanent Assets Write-off	508	2,887	126	(1,814)
Equity in Subsidiaries	121,611	212,549	-	-
Equity Changes	(962,691)	(857,795)	(982,668)	(1,121,628)
Trade Accounts Receivable	(189,665)	(129,408)	(224,743)	(150,087)
Inventories	1,304	165	27,496	17,664
Judicial Deposits	(310,223)	(54,094)	(311,755)	(54,416)
Contractual Retentions	-	(91,439)	-	(191,439)
Payroll, Social Charges and Benefits	12,762	15,242	11,583	12,571
Accounts Payable and Accrued Expenses	127,348	(40,212)	90,127	(21,281)
Taxes	(18,625)	(275,159)	3,817	(448,430)
Financial Charges	(100,425)	(12,610)	(100,773)	19,385
Authorization for Service Exploitation	(67,363)	33,657	(61,847)	49,629
Provisions for Contingencies	(229,772)	(289,589)	(232,622)	(291,289)
Provisions for Pension Plans	(82,526)	(64,099)	(82,526)	(64,099)
Other Assets and Liabilities Accounts	(105,506)	49,751	(101,425)	164
Cash Flow from Operating Activities	982,268	1,213,102	1,100,967	1,087,682

Investment Activities
Temporary Investments	(111,348)	(113,237)	(111,605)	(106,488)
Funds Obtained in the Sale of Permanent Assets	900	9,616	2,217	9,683
Investments in Permanent Assets	(1,177,226)	(907,228)	(705,371)	(897,097)
Cash Flow from Investment Activities	(1,287,674)	(1,010,849)	(814,759)	(993,902)

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(351,311)	(323,804)	(351,311)	(323,767)
Loans and Financing	(967,855)	(326,271)	(971,306)	(325,146)
Loans Obtained	-	31,043	-	32,168
Loans Settled	(967,855)	(357,314)	(971,306)	(357,314)
Acquisition of Own Shares	-	29	-	29
Other Flows from Financing Activities	-	7	-	7
Cash Flow from Financing Activities	(1,319,166)	(650,039)	(1,322,617)	(648,877)

Cash Flow for the Period	(1,624,572)	(447,786)	(1,036,409)	(555,097)

Continued…

… continued.

Cash, Bank Accounts and High Liquid Investments
Closing Balance	207,793	1,031,254	1,505,199	1,174,986
Opening Balance (on December 31)	1,832,365	1,479,040	2,541,608	1,730,083
Variation	(1,624,572)	(447,786)	(1,036,409)	(555,097)
(1) Reclassification in some lines of cash flows of 6/30/06 took place, aiming at the adequacy to the way presented in the current year.

Supplementary Cash Flow Information

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Income Tax and Social Contribution Paid	105,472	-	117,112	7,190
Interest Paid from Loans and Financings (Includes Debentures)	277,060	269,801	277,495	270,072

18. TEMPORARY INVESTMENTS

On May 16, 2007 and May 31, 2007, the Company acquired securities issued by Republic of Austria, with remuneration linked to an average percentage variation of CDI. The maturity of these securities will occur on December 20, 2007, and the amount updated on the quarter closing date was R$200,752.

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Billed Services	1,402,530	1,336,548	1,570,498	1,489,990
Services to be Billed	852,626	931,925	899,231	977,856
Sales of Goods	724	1,112	64,245	54,856
Subtotal	2,255,880	2,269,585	2,533,974	2,522,702
Allowance for Doubtful Accounts	(342,270)	(323,107)	(389,740)	(364,979)
Services Rendered	(342,270)	(323,107)	(385,444)	(360,862)
Sales of Goods	-	-	(4,296)	(4,117)
Total	1,913,610	1,946,478	2,144,234	2,157,723
Due	1,433,213	1,419,632	1,622,102	1,586,941
Past due:
01 to 30 Days	366,133	384,965	395,823	411,138
31 to 60 Days	105,873	135,832	121,033	149,609
61 to 90 Days	69,403	86,597	79,189	98,372
91 to 120 Days	59,120	60,432	66,092	69,645
More than 120 Days	222,138	182,127	249,735	206,997

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Inventory for Resale (Cell Phones and Accessories)	-	-	56,875	74,935
Maintenance Inventory	5,962	6,276	6,725	7,280
Provision for the Adjustment to the Realization Value	-	-	(25,199)	(31,400)
Provision for Potential Losses	(1,592)	(1,592)	(1,732)	(1,732)
Total	4,370	4,684	36,669	49,083

21. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Loans and Financing	8,051	8,415	8,068	8,432
Total	8,051	8,415	8,068	8,432
Current	1,409	7,610	1,426	7,627
Long-term	6,642	805	6,642	805

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getulio Vargas – FGV are incurred.

22. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Deferred Taxes	768,879	812,508	1,442,559	1,464,078
Other Taxes Recoverable	759,177	759,826	940,223	934,246
Total	1,528,056	1,572,334	2,382,782	2,398,324
Current	841,269	848,219	1,018,308	1,014,503
Long-term	686,787	724,115	1,364,474	1,383,821

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	466,793	452,287
Provisions for Contingencies	258,436	248,034	261,320	250,333
Provision for Pension Plan Actuarial Insufficiency Coverage	137,786	162,904	137,786	162,904
Allowance for Doubtful Accounts	85,568	80,777	96,701	90,582
ICMS - Agreement 69/98 and 78/01	40,828	51,989	46,399	56,771
Interest on Shareholders’ Equity – pro rata	16,584	38,917	16,584	38,917
Provision for Suspended Collection - FUST	11,840	11,097	13,186	12,108
Provision for Inventory Material Loss	9,033	7,143	9,971	9,056
Provision for Employee Profit Sharing	5,780	3,679	6,402	4,979
Provision for Cofins/CPMF/INSS – Suspended Collection	5,416	1,069	5,953	1,069
Provision for Losses- BIA	-	-	598	1,285
Other Provisions	9,230	8,680	14,010	12,952
Subtotal	580,501	614,289	1,075,703	1,093,243
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	168,946	163,407
Provisions for Contingencies	93,037	89,292	94,075	90,120
Provision for Pension Plan Actuarial Insufficiency Coverage	49,603	58,646	49,603	58,646
Allowance for Doubtful Accounts	30,804	29,080	34,812	32,609
Interest on Shareholders’ Equity – pro rata	5,970	14,010	5,970	14,010
Provision for Inventory Material Loss	3,252	2,572	3,589	3,260
Provision for Employee Profit Sharing	2,389	1,494	2,613	1,961
ICMS – Agreement 78/01	-	-	1,977	1,695
Provision for Losses- BIA	-	-	215	463
Other Provisions	3,323	3,125	5,056	4,664
Subtotal	188,378	198,219	366,856	370,835
Total	768,879	812,508	1,442,559	1,464,078
Current	257,870	278,920	293,317	314,592
Long-term	511,009	533,588	1,149,242	1,149,486

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and at the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2007	134,571	152,774
2008	219,512	241,268
2009	87,813	110,998
2010	67,399	96,964
2011	72,230	126,755
2012 to 2014	89,209	373,256
2015 to 2016	21,810	264,209
After 2016	76,335	76,335
Total	768,879	1,442,559
Current	257,870	293,317
Long-term	511,009	1,149,242

The recoverable amount expected after 2016 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 14 years and 6 months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$141,482, attributed to the Consolidated, were not recorded due to the non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia and BrT CS, companies controlled by the Company.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
ICMS	449,247	510,857	563,395	629,898
PIS and COFINS	150,711	159,241	176,003	182,193
Corporate Income Tax	119,441	72,661	153,420	99,104
Social Contribution on Net Income	39,243	16,456	43,365	19,091
Other	535	611	4,040	3,960
Total	759,177	759,826	940,223	934,246
Current	583,399	569,299	724,991	699,911
Long-term	175,778	190,527	215,232	234,335

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Banco de Brasília S.A. – BRB – Bank Deposit Certificates	845	819	3,510	3,399
Total	845	819	3,510	3,399
Long-Term	845	819	3,510	3,399

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	6/30/07	3/31/07	6/30/07	3/31/07
Labor	219,327	201,526	220,246	202,143
Tax	100,607	111,695	104,870	115,906
Civil	527,344	343,496	530,337	345,710
Total	847,278	656,717	855,453	663,759
Current	217,899	140,062	219,123	140,979
Long-term	629,379	516,655	636,330	522,780

The judicial deposits subject to liability provisions are shown on a deductive basis of such provisions. Refer to Notes 7 and 32.

25. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Advances to Suppliers	48,329	63,446	53,960	71,794
Advances to Employees	32,671	25,400	38,738	29,805
Receivables from Other Telecom Companies	8,296	9,501	8,296	9,501
Prepaid Expenses	95,238	76,400	135,644	128,437
Compulsory Deposits	1,562	1,562	1,562	1,562
Assets for Sale	1,352	922	1,352	922
Contractual Guarantees and Retentions	353	351	1,071	1,091
Other	6,409	7,315	16,110	20,642
Total	194,210	184,897	256,733	263,754
Current	166,369	155,054	220,712	222,556
Long-term	27,841	29,843	36,021	41,198

26. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Investments Carried Under the Equity in Subsidiaries	3,533,805	3,413,986	-	-
14 Brasil Telecom Celular S.A.	2,764,510	2,640,810	-	-
BrT Serviços de Internet S.A.	448,179	489,452	-	-
Brasil Telecom Cabos Submarinos Ltda.	141,217	133,374	-	-
MTH Ventures do Brasil Ltda.	-	142,771	-	-
BrT Comunicação Multimídia Ltda.	179,896	7,576	-	-
Santa Bárbara dos Pinhais S.A.	3	3	-	-
Advances for Future Capital Increase	34,745	34,745	-	-
BrT Serviços de Internet S.A.	6,695	6,695	-	-
Vant Telecomunicações S.A.	5,050	5,050	-	-
BrT Comunicação Multimídia Ltda.	23,000	23,000	-	-
Goodwill Paid on Acquisition of Investments, Net	40,468	45,986	205,393	222,359
MTH Ventures do Brasil	40,468	45,986	40,468	45,986
iG Cayman	-	-	118,436	130,149
Companies IBEST	-	-	44,608	43,873
Companies BRT Cabos Submarinos	-	-	1,881	2,351
Interest Valued at Acquisition Cost	39,148	39,148	39,148	40,279
Tax Incentives, Net of Allowance for Losses	23,945	23,759	23,945	23,759
Other Investments	373	373	389	373
Total	3,672,484	3,557,997	268,875	286,770

The Company holds a 100% interest in the capital stock of Vant Telecomunicações S.A. On the quarter closing date, VANT negative shareholders’ equity was R$12,308 (R$9,098 on 3/31/07), and a provision at the amount of the unsecured liabilities of the Subsidiary was recorded in the Company.

The advances for future capital increase in favor of the subsidiaries were considered investments, for the purpose of statement, since the allocated investments are waiting for the formalization of the corporate acts of these companies to perform the respective capital increases.

Interests Valued Using the Equity Method of Accounting: the main data related to directly controlled companies are as follows:

	BrT Celular		BrTI		BrT SCS(1)
	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07
Shareholders’ Equity	2,764,510	2,640,810	448,179	489,452	141,217	133,374
Capital	3,909,738	3,738,136	505,149	539,962	272,744	272,444
Book Value per Share/Quota (R$)	707.08	706.45	663.28	724.36	517.76	489.55
Number of Shares/Quotas Held by the Company
Common Shares	3,909,738	3,738,136	675,703	675,703	272,443,966	272,443,966
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	99.99%	99.99%
In Voting Capital	100%	100%	100%	100%	99.99%	99.99%

	6/30/07	6/30/06	6/30/07	6/30/06	6/30/07	6/30/06
Net Income (Loss) at the end of the quarter	(100,361)	(174,182)	(24,281)	12,042	8,539	(26,302)

(1) The Company’s direct investments in BrT CS started on January 2, 2007, with the transfer of investment then held by subsidiary BrTI. This transfer resulted in the reduction of BrTI’s capital stock, existing in favor of the Company.

	MTH		BrT Multimídia		VANT
	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07
Shareholders’ Equity	-	142,771	200,254	169,079	(12,308)	(9,098)
Capital	-	321,150	414,233	379,420	123,300	123,300
Book Value per Share/Quota (R$)	-	0.44	0.48	0.44	(0.09)	(0.07)
Number of Shares/Quotas Held by the Company
Common Shares	-	-	-	-	123,299,999	123,299,999
Quotas	-	327,000,000	372,123,000	17,000,000	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	-	100%	89.83%	4.48%	99.99%	99.99%
In Voting Capital	-	100%	89.83%	4.48%	99.99%	99.99%

	6/30/07	6/30/06	6/30/07	6/30/06	6/30/07	6/30/06
Net Income (Loss) at the end of the quarter	-	(4,459)	(1,717)	1,922	(3,962)	930

The equity in subsidiaries result is composed of the following values:

	Operating		Non- Operating
	6/30/07	6/30/06	6/30/07	6/30/06
14 Brasil Telecom Celular S.A.	(100,361)	(174,782)	-	-
BrT Serviços de Internet S.A.	(24,281)	12,042	(1,980)	-
Brasil Telecom Cabos Submarinos Ltda.	8,539	-	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.(1)	-	(46,280)	-	-
MTH Ventures do Brasil Ltda.	1,618	(4,459)	-	-
BrT Comunicação Multimídia Ltda.	(3,164)	-	-	-
Vant Telecomunicações S.A.	(3,962)	930	-	-
Total	(121,611)	(212,549)	(1,980)	-

(1)	It includes exchange variation, linked to investment abroad.
The investments that the Company had in BrT SCS Bermuda were transferred to BrTI on September 1, 2006, who paid back as a capital increase in favor of the Company.

The subsidiary Santa Bárbara dos Pinhais S.A. is a wholly-owned subsidiary, the shareholders’ equity of which is R$3 (R$3 on 3/31/2007) and is not operating.

Interests assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

27. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	Annual depreciation rates	6/30/07			3/31/07
		Cost	Accumulated depreciation	Net Value	Net Value

Work in Progress	-	248,976	-	248,976	189,903
Public Switching Equipment	20%	5,017,053	(4,817,555)	199,498	234,703
Equipment and Transmission Means	17%(1)	10,981,216	(9,400,606)	1,580,610	1,717,138
Termination	20%	504,342	(466,655)	37,687	34,432
Data Communication Equipment	20%	1,965,913	(1,242,084)	723,829	755,400
Buildings	4.2%	917,768	(535,739)	382,029	388,279
Infrastructure	8.8%(1)	3,567,186	(2,372,784)	1,194,402	1,240,428
Assets for General Use	18.5%(1)	867,105	(658,512)	208,593	222,845
Land	-	82,799	-	82,799	82,799
Other Assets	-	66	-	66	66
Total		24,152,424	(19,493,935)	4,658,489	4,865,993
(1) Annual weighted average rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$21,269,380 for costs, with residual value of R$3,526,394.

CONSOLIDATED
Property, Plant and Equipment Nature	Annual Depreciation Rates	6/30/07			3/31/07
		Cost	Accumulated Depreciation	Net Value	Net Value
Work in Progress	-	348,456	-	348,456	311,996
Public Switching Equipment	20%	5,154,047	(4,868,658)	285,389	325,551
Equipment and Transmission Means	17%(1)	12,247,525	(9,991,416)	2,256,109	2,374,544
Termination	20%	505,222	(467,195)	38,027	34,733
Data Communication Equipment	20%	2,039,637	(1,288,955)	750,682	784,189
Buildings	4.2%	950,260	(549,129)	401,131	408,151
Infrastructure	8.8%(1)	3,816,885	(2,459,021)	1,357,864	1,406,625
Assets for General Use	18.5%(1)	1,110,200	(773,042)	337,158	354,740
Land	-	84,830	-	84,830	84,830
Other Assets	-	66	-	66	66
Total		26,257,128	(20,397,416)	5,859,712	6,085,425
(1) Annual weighted average rate.

Rent Expenses

The Company and its subsidiaries rent properties, rights of way (posts and third-party land areas on roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts up to the quarter amounted to R$200,339 (R$189,447 in 2006) and R$253,154 (R$241,197 in 2006) for the Consolidated.

Leasing

The Company has financial leasing agreements for information technology equipment. Recorded leasing expenses in the quarter amounted to R$12,360 (R$7,910 in 2006) and R$12,754 (R$8,144 in 2006) for the Consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$3,461 (R$4,780 in 2006) and R$4,906 (R$6,194 in 2006) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		6/30/07	3/31/07
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	12,698,975	12,698,975
Loss of profit	Fixed expenses and net income	8,669,400	8,669,400
Contract Guarantees	Compliance with contractual obligations	89,405	89,405
Civil Liability	Telephone service operations	12,000	12,000

There is also insurance coverage for the management civil liability, supported in the policy of Brasil Telecom Participações S.A., extensive to the Parent Company and the Company, and the total amount insured is equivalent to forty five million U.S. dollars (US$45,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

28. INTANGIBLE ASSETS

PARENT COMPANY
	6/30/07			3/31/07
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	1,520,815	(995,184)	525,631	578,635
Trademarks and Patents	1,121	(747)	374	375
Other	129,874	(110,951)	18,923	18,532
Total	1,651,810	(1,106,882)	544,928	597,542

CONSOLIDATED
	6/30/07			3/31/07
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	1,954,616	(1,174,046)	780,570	851,556
Regulatory Licenses	325,368	(65,710)	259,658	265,840
Trademarks and Patents	1,381	(753)	628	629
Other	145,628	(112,988)	32,640	32,403
Total	2,426,993	(1,353,497)	1,073,496	1,150,428

29. DEFERRED CHARGES

PARENT COMPANY
	6/30/07			3/31/07
	Cost	Accumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	57,357	(42,173)	15,184	12,938
Other	14,250	(10,389)	3,861	4,164
Total	71,607	(52,562)	19,045	17,102

CONSOLIDATED
	6/30/07			3/31/07
	Cost	Accumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	277,873	(168,824)	109,049	117,829
Goodwill derived from Merger	40,136	(40,136)	-	-
Other	14,259	(10,391)	3,868	2,345
Total	332,268	(219,351)	112,917	120,174

30. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Salaries and Compensation	151	80	782	1,003
Payroll Charges	66,533	53,090	78,115	63,158
Benefits	4,724	4,165	5,304	4,719
Other	5,497	6,668	5,943	7,361
Total	76,905	64,003	90,144	76,241

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Suppliers	1,055,892	1,047,928	1,317,604	1,272,558
Third-Party Consignments	102,899	105,457	108,052	121,132
Total	1,158,791	1,153,385	1,425,656	1,393,690
Current	1,134,846	1,145,735	1,401,336	1,385,998
Long-term	23,945	7,650	24,320	7,692

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

32. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
ICMS, net of Judicial Deposits of Agreement 69/98	607,091	633,161	691,211	701,537
ICMS	825,193	841,117	909,532	909,688
Judicial Deposits referring to Agreement ICMS 69/98	(218,102)	(207,956)	(218,321)	(208,151)
Taxes On Operating Revenues (COFINS and PIS)	63,988	60,601	76,088	70,295
Other	38,279	37,952	56,616	55,725
Total	709,358	731,714	823,915	827,557
Current	683,685	714,156	793,433	807,189
Long-term	25,673	17,558	30,482	20,368

The balance referring to ICMS comprises amounts resulting from the Agreement no. 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

33. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Corporate Income Tax
Payables Due	156,167	93,452	168,946	102,170
Law no. 8,200/91 - Special Monetary Restatement	5,790	5,967	5,790	5,967
Subtotal	161,957	99,419	174,736	108,137
Social Contribution on Income
Payables Due	51,652	26,812	54,587	28,286
Law no. 8,200/91 - Special Monetary Restatement	2,084	2,148	2,084	2,148
Subtotal	53,736	28,960	56,671	30,434
Total	215,693	128,379	231,407	138,571
Current	165,224	81,139	180,423	90,817
Long-term	50,469	47,240	50,984	47,754

34. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Controlling Shareholders	140,104	381,249	140,104	381,249
Dividends/Interest on Shareholders’ Equity	164,828	441,182	164,828	441,182
Withholding Income Tax on Interest on Shareholders’ Equity	(24,724)	(59,933)	(24,724)	(59,933)
Minority Interest	136,557	246,234	136,557	246,234
Dividends/Interest on Shareholders’ Equity	80,172	221,361	80,172	221,361
Withholding Income Tax on Interest on Shareholders’ Equity	(12,026)	(29,152)	(12,026)	(29,152)
Unclaimed Dividends of Previous Years	68,411	54,025	68,411	54,025
Total Shareholders	276,661	627,483	276,661	627,483
Employees and Management Profit Sharing	32,365	16,721	38,902	19,936
TOTAL	309,026	644,204	315,563	647,419

35. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Financing	4,118,490	4,831,400	4,137,758	4,850,667
Accrued Interest and Other on Financing	164,977	216,902	165,208	217,017
Total	4,283,467	5,048,302	4,302,966	5,067,684
Current	782,391	1,458,931	782,622	1,459,045
Long-term	3,501,076	3,589,371	3,520,344	3,608,639

Financing

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
BNDES	2,022,681	2,237,510	2,022,681	2,237,510
Domestic Currency	1,875,550	2,058,797	1,875,550	2,058,797
Basket of Currencies, including dollar	147,131	178,713	147,131	178,713
Financial Institutions	1,169,475	1,168,795	1,188,974	1,188,177
Domestic Currency	37,698	40,732	57,197	60,114
Foreign Currency	1,131,777	1,128,063	1,131,777	1,128,063
Public Debentures	1,089,622	1,640,179	1,089,622	1,640,179
Suppliers – foreign currency	1,689	1,818	1,689	1,818
Total	4,283,467	5,048,302	4,302,966	5,067,684
Current	782,391	1,458,931	782,622	1,459,045
Long-term	3,501,076	3,589,371	3,520,344	3,608,639

Financing denominated in domestic currency: bear (i) fixed interest rates from 2.4% p.a. to 11.5% p.a., resulting in a weighted average rate of 7.46% p.a.; and (ii) variable interest based on TJLP (Long-term interest rate) plus 2.3% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 5.5% p.a. to 6.5% p.a., 104% of CDI, resulting, these variable interest, in a weighted average rate of 11.77% p.a.

Financing denominated in foreign currency: bear (i) fixed interest rates of 1.75% to 9.38% p.a., resulting in a weighted average rate of 9.35% p.a.; and (ii) variable interest rates of LIBOR plus 0.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 3.01% p.a. The LIBOR and YEN LIBOR rates on 6/30/2007, semiannual payments were 5.4% p.a. and 0.73375% p.a., respectively.

Public Debentures:

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The defined maturity period was of five years, maturing on July 5, 2009 and yield corresponding to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

On March 28, 2007, the Company announced in a notice to debenture holders the exercise of its optional early redemption option of all outstanding debentures, as set forth in the debenture deed. The payment of the principal balance and interests took place on April 17, 2007, in the amount of R$518,221, plus R$2,872 related to the premium on the redemption amount.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on July 1, 2006. The payment term is seven years, maturing on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. On the quarter closing date there were no issuance debentures acquired.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
2008	220,876	289,852	220,876	289,852
2009	531,947	529,891	531,947	529,891
2010	593,270	591,439	593,270	591,439
2011	654,821	653,594	654,821	653,594
2012	520,778	520,624	520,778	520,624
2013	521,500	521,323	521,500	521,323
2014 onwards	457,884	482,648	477,152	501,916
Total	3,501,076	3,589,371	3,520,344	3,608,639

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	6/30/07	3/31/07	6/30/07	3/31/07
TJLP (Long-Term Interest Rate)	1,875,550	2,058,797	1,875,550	2,058,797
CDI	1,089,622	1,640,179	1,089,622	1,640,179
US Dollars	434,547	450,421	434,547	450,421
Yens	272,978	301,104	272,978	301,104
Hedge of the Debt in Yens	425,941	378,356	425,941	378,356
UMBNDES – BNDES Basket of Currencies	134,695	161,415	134,695	161,415
Hedge of the Debt in UMBNDES	12,436	17,298	12,436	17,298
IGP-DI	5,756	5,720	25,255	25,102
Other	31,942	35,012	31,942	35,012
Total	4,283,467	5,048,302	4,302,966	5,067,684

Guarantees

Certain loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

The Company has hedge contracts on 40.7% of its U.S. dollar-denominated and yen loans and financing with third parties and 9.3% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. On June 30, 2007, taking into account the hedge operations and foreign currency investments, the Company had an effective exposure of 14.0% (7.8% on 3/31/07). The gains and losses on these contracts are recognized on the accrual basis.

Public debentures have personal guarantee, through surety granted by Brasil Telecom Participações S.A. According to the deed of issue, the Parent Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Company related to such debentures.

36. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Personal Mobile Service	-	-	283,357	284,128
Concession of STFC	-	84,203	-	84,203
Other Licenses	-	-	10,177	12,395
Total	-	84,203	293,534	380,726
Current	-	84,203	71,873	154,658
Long-term	-	-	221,661	226,068

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be amortized in equal, consecutive annual installments, with maturities foreseen for the years 2007 to 2010 (balance of four installments), and 2008 to 2012 (balance of five installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years, starting from the year of 2007, and will be equivalent to 2% of the net revenue estimated in the immediately previous year.

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in four equal, consecutive and annual installments, falling due in May.

37. PROVISIONS FOR PENSION PLANS

They refer to the recognition of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by Fundação 14 appraised by independent actuaries in accordance with CVM Resolution 371/00. Such sponsored plans are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	6/30/07	3/31/07
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	550,415	650,919
Fundação 14 – PAMEC Plan	730	699
Total	551,145	651,618
Current	37,960	45,590
Long-term	513,185	606,028

38. ADVANCES FROM CUSTOMERS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Telecommunication Means Assignment	4,816	4,958	83,831	90,189
Prepaid Services	-	-	43,796	51,016
Other Advances from Customers	382	1,032	671	1,226
Total	5,198	5,990	128,298	142,431
Current	1,185	1,794	62,526	72,080
Long-Term	4,013	4,196	65,772	70,351

The long-term balance refers to the assignment agreements of telecommunications means, for which the customers made advances aimed at obtaining benefits for a more extensive period, with realization to occur in the following years:

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
2008	348	531	3,483	6,263
2009	716	716	6,932	7,092
2010	716	716	6,782	6,942
2011	716	716	6,730	6,890
2012	716	716	6,730	6,890
2013	716	716	6,730	6,890
2014	85	85	6,099	6,259
2015 onwards	-	-	22,286	23,125
TOTAL	4,013	4,196	65,772	70,351

39. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Bank Credits and Repeater Receivables under Processing	9,715	11,580	11,122	13,000
Liabilities from Acquisition of Tax Credits	9,381	11,061	9,381	11,061
Liabilities with Other Telecommunications Companies	5,986	4,178	1,616	1,616
CPMF - Suspended Collection	2,357	2,321	2,357	2,321
Other Taxes	1,843	1,979	7,690	6,221
Self-Financing Installment Reimbursement - PCT	618	648	618	648
Other	10,908	7,332	18,989	12,773
Total	64,951	63,242	75,916	71,783
Current	59,171	59,945	67,578	63,872
Long-term	5,780	3,297	8,338	7,911

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law no. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

40. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule no 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing amount of R$7,974 (R$7,974 on 3/31/07) derives from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

41. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	6/30/07
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	6,894,347	1,150,409	209,885	(384,696)	7,869,945
Deductions from Gross Revenue	(2,072,698)	(335,876)	(30,801)	3,630	(2,435,745)
Net Operating Revenue	4,821,649	814,533	179,084	(381,066)	5,434,200
Cost of Services Rendered and Goods Sold	(2,787,780)	(737,864)	(30,366)	341,947	(3,214,063)
Gross Income	2,033,869	76,669	148,718	(39,119)	2,220,137

Operating Expenses, Net	(1,171,077)	(256,838)	(173,855)	39,218	(1,562,552)
Sale of Services	(474,471)	(218,445)	(117,695)	55,309	(755,302)
General and Administrative Expenses	(563,610)	(63,202)	(33,687)	12,183	(648,316)
Other Operating Revenue (Expenses)	(132,996)	24,809	(22,473)	(28,274)	(158,934)

Operating Income (Loss) Before Financial Revenues (Expenses)	862,792	(180,169)	(25,137)	99	657,585

Trade Accounts Receivable	1,981,936	172,693	89,676	(100,071)	2,144,234
Inventories	4,385	32,284	-	-	36,669
Fixed and Intangible Assets, Net	5,522,641	1,352,156	58,411	-	6,933,208

	6/30/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	6,723,148	704,184	168,912	(322,055)	7,274,189
Deductions from Gross Revenue	(2,095,739)	(231,051)	(20,860)	1,090	(2,346,560)
Net Operating Revenue	4,627,409	473,133	148,052	(320,965)	4,927,629
Cost of Services Rendered and Goods Sold	(2,896,550)	(451,816)	(80,790)	297,765	(3,131,391)
Gross Income	1,730,859	21,317	67,262	(23,200)	1,796,238

Operating Expenses, Net	(1,167,225)	(266,130)	(78,032)	23,214	(1,488,173)
Sale of Services	(528,182)	(205,809)	(51,099)	45,192	(739,898)
General and Administrative Expenses	(560,865)	(68,562)	(34,345)	9,246	(654,526)
Other Operating Revenue (Expenses)	(78,178)	8,241	7,412	(31,224)	(93,749)

Operating Income (Loss) Before Financial Revenues (Expenses)	563,634	(244,813)	(10,770)	14	308,065

	3/31/07
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,017,142	163,641	73,513	(96,573)	2,157,723
Inventories	4,698	44,385	-	-	49,083
Fixed Assets, Net	5,747,655	1,392,322	95,876	-	7,235,853

42. SUBSEQUENT EVENTS

Material Facts

Below, the joint material facts of the Company and Brasil Telecom Participações S.A. released after the quarter closing date:

I – Material Fact disclosed on July 18, 2007:

“BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (jointly referred to as the “Companies”), pursuant to the provisions in paragraph 4 of article 157 of Law 6404/76 and CVM Resolution 358/02 and further amendments, hereby informs its shareholders and the market in general that:

On July 18, 2007, the Companies, jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A. (“Solpart”), Techold Participações S.A. (“Techold”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Petros – Fundação Petrobras de Seguridade Social (“Petros”), Fundação dos Economiários Federais – Funcef (“Funcef”), Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia International N.V., Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, Tim Brasil Serviços e Participações S.A. and Tim International N.V., on the other hand (“Telecom Italia”), signed a Mutual Waiver Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”), to waive pleadings and dismiss ongoing disputes at the Judicial Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct and indirect, on the one hand and Telecom Italia and its subsidiaries on the other hand.

With the Mutual Waiver Agreement, the current and potential litigations, involving the Companies and its subsidiaries and the companies of Telecom Italia Group will be closed, among others, including the end of the arbitrations mentioned in the Notice disclosed by the Companies on March 16, 2006.

The effective acquisition of Brasilco Shares, which is subject to approval of the National Telecommunications Agency - ANATEL and other conditions, will enable to close the existing administrative proceedings regarding the overlapping of telephony licenses (STFC, SMP, LDN and LDI) among companies of Brasil Telecom Group and Telecom Italia Group and, thus, permanently removing the possibility of material adverse impact on the businesses and interests of the companies of Brasil Telecom Group.

The Companies clarified that they are not parties of the Brasilco Share Purchase Agreement, and they are not parties of any other agreements which may have been entered into concurrently to the Mutual Waiver Agreement.

Brasília, July 18, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer

Brasil Telecom Participações S.A.
Brasil Telecom S.A.”

II – Material fact disclosed on July 24, 2007:

“Brasil Telecom clears the Inquiry of Brazilian Securities and Exchange Commission”

Pursuant to the Release CVM/SEP/GEA-2/ 277-07, issued on July 23, 2007, about the news published in Italy on July 19, 2007, related to the interest sale of Telecom Italia, held by means of Brasilco Srl in Solpart Participações S.A. (“Solpart”), Brasil Telecom Participações S.A. and Brasil Telecom S.A. announce hereby the transcription of the Material Fact released by their shareholders on July 18, 2007, with relevant clarifications on the transaction value and other conditions, with the following content:

“ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID	Corporate Taxpayer’s ID
(CNPJ/MF) 02.363.918/0001-20	(CNPJ/MF) 02.465.782/0001-60
Corporate Registry ID (NIRE) 33.3.0027822-2	Corporate Registry ID (NIRE)
33.3.0016765-0
TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
Publicly-held Company	Corporate Taxpayer’s ID (CNPJ/MF):
Corporate Taxpayer’s ID (CNPJ/MF)	02.607.736/0001-58
02.605.028/0001-88	Corporate Registry ID (NIRE)
Corporate Registry ID (NIRE) 33.3.0026046-3	33.3.0026036-6

MATERIAL FACT

ZAIN PARTICIPAÇÕES S.A. (“Zain”), INVITEL S.A. (“Invitel”), TECHOLD PARTICIPAÇÕES S.A. (“Techold”) and SOLPART PARTICIPAÇÕES S.A. (“Solpart”), when referred to jointly with the other signatory parties hereto, the “Companies”), pursuant to the provisions of paragraph 4 of article 157 of Law no. 6,404/76 and CVM Resolution no. 358/02 and further amendments, hereby informs its shareholders and the market in general that:

1.
On July 18 of the current year, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, (“Previ”), PETROS — Fundação Petrobrás de Seguridade Social, (“Petros”), Fundação dos Economiários Federais – FUNCEF ( “Funcef” or, jointly referred to as “Pension Funds”), on the one hand, and Brasilco S.R.L. (“Brasilco”), on the other hand, signed a Share Purchase Agreement, whereby the Pension Funds undertake to acquire all the shares held by Brasilco in the capital of Solpart, equivalent to 38% of the total voting capital of this company (“Brasilco Shares”), for a total amount of US$515 million, to be paid after all the suspensive conditions set forth in this Agreement and its Exhibits are satisfied.

2.
Brasilco, a company organized under the Italian laws, owns shares issued by Solpart. Brasilco’s capital stock is held by a trust managed by Credit Suisse Securities (Europe) Limited (“CSSEL”) and Telecom Italia International N.V. (“Telecom Italia”) is its beneficiary. Solpart is the direct majority shareholder of Brasil Telecom Participações S.A. (“BTP”) and indirect majority shareholder of Brasil Telecom S.A. (“BrT”).

3.
Pursuant to the Shareholder Agreement of Solpart, Techold has the preemptive right to acquire Brasilco Shares, under the same conditions with which the Pension Funds are provided, once it manifests its intention formally and in a timely manner.

4.	The exercise, by Techold, of its preemptive right to acquire Brasilco Shares shall take place within 60 days following the formal notification to Techold.

5.
Also on the 18th day of this month, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., Previ, Petros Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, the Companies, 14 Brasil Telecom Celular S.A., BTP, BrT, Telecom Italia International, Telecom Italia S.p.A., Brasilco, CSS EL, Tim Brasil Serviços e Participações S.A., and Tim International N.V., signed a Mutual Waiver Agreement, provided that they are granted prior authorization of the proper corporate bodies, and after the effective acquisition by Pension Funds or by Techold, as the case may be, of Brasilco shares, to waive pleadings and dismiss ongoing disputes at the Judicial Branch and at international Arbitration Courts, involving the Parties and the Company on the one hand, and Telecom Italia and its subsidiaries on the other hand.

6.
On this date, the Board of Executive Officers of Techold expressed its understanding that the exercise by Techold of its preemptive right to acquire Brasilco Shares promotes the best interests of the Company and of its direct and indirect shareholders.

7.
Techold’s Management required the Companies’ Managements to take all necessary measures aiming at obtaining the prior corporate approvals required by their Bylaws or by shareholders’ agreements filed at their respective headquarters, necessary both for the full efficiency of the Mutual Waiver Agreement relative to the Companies and other agreements signed while said transaction was under process, concerning the exercise of the preemptive right, by Techold, for acquiring Brasilco Shares, through call on this date of the meetings of the proper corporate bodies.

8.
Techold’s Management shall start the talks with several financial agents and also with its shareholders aimed to ensure the necessary resources for acquiring Brasilco Shares, should the exercise of preemptive right by Techold be approved.

9.	As soon as the sale of Brasilco Shares is concluded, the Companies shall once again release information about the operations described herein to the market.

Rio de Janeiro, July 18, 2007.

ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Mariana Sarmento Meneghetti	Mariana Sarmento Meneghetti
Investor Relations Officer	Investor Relations Officer

TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
Mariana Sarmento Meneghetti	Kevin Michael Altit
Investor Relations Officer	Officer”

Brasília, July 24, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.”

-.-.-.-.-.-.-.-.-.-

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1	TOTAL ASSETS	14,708,400	15,665,878
1.01	CURRENT ASSETS	5,346,423	6,071,078
1.01.01	CASH AND CASH EQUIVALENTS	1,505,199	2,478,607
1.01.01.01	CASH AND BANK ACCOUNTS	121,954	49,805
1.01.01.02	HIGH LIQUID INVESTMENTS	1,383,245	2,428,802
1.01.02	CREDITS	2,144,234	2,157,723
1.01.02.01	CLIENTS	2,144,234	2,157,723
1.01.02.02	SUNDRY CREDITS	0	0
1.01.03	INVENTORIES	36,669	49,083
1.01.04	OTHER	1,660,321	1,385,665
1.01.04.01	LOANS AND FINANCING	1,426	7,627
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,018,308	1,014,503
1.01.04.03	JUDICIAL DEPOSITS	219,123	140,979
1.01.04.04	CONTRACTUAL RETENTIONS	0	0
1.01.04.05	TEMPORARY INVESTMENTS	200,752	0
1.01.04.06	OTHER ASSETS	220,712	222,556
1.02	NON-CURRENT ASSETS	9,361,977	9,594,800
1.02.01	LONG-TERM ASSETS	2,046,977	1,952,003
1.02.01.01	SUNDRY CREDITS	0	0
1.02.01.02	CREDITS WITH RELATED PARTIES	0	0
1.02.01.02.01	FROM DIRECT AND INDIRED ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	2,046,977	1,952,003
1.02.01.03.01	LOANS AND FINANCING	6,642	805
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	1,364,474	1,383,821
1.02.01.03.03	INCOME SECURITIES	3,510	3,399
1.02.01.03.04	JUDICIAL DEPOSITS	636,330	522,780
1.02.01.03.05	INVENTORIES	0	0
1.02.01.03.06	OTHER ASSETS	36,021	41,198
1.02.02	PERMANENT ASSETS	7,315,000	7,642,797
1.02.02.01	INVESTMENTS	268,875	286,770
1.02.02.01.01	DIRECT AND INDIRECT ASSOCIATED COMPANIES	4	4
1.02.02.01.02	DIRECT AND INDIRECT ASSOCIATED COMPANIES – GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	0	0
1.02.02.01.04	SUBSIDIARIES - GOODWILL	205,393	222,359
1.02.02.01.05	OTHER INVESTMENTS	63,478	64,407
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	5,859,712	6,085,425
1.02.02.03	INTANGIBLE ASSETS	1,073,496	1,150,428
1.02.02.04	DEFERRED CHARGES	112,917	120,174

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	TOTAL LIABILITIES	14,708,400	15,665,878
2.01	CURRENT LIABILITIES	3,957,127	4,978,013
2.01.01	LOANS AND FINANCING	773,000	898,866
2.01.02	DEBENTURES	9,622	560,179
2.01.03	SUPPLIERS	1,293,284	1,264,866
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	973,856	898,006
2.01.04.01	INDIRECT TAXES	793,433	807,189
2.01.04.02	TAXES ON INCOME	180,423	90,817
2.01.05	DIVIDENDS PAYABLE	276,661	627,483
2.01.06	PROVISIONS	191,629	220,694
2.01.06.01	PROVISIONS FOR CONTINGENCIES	153,669	175,104
2.01.06.02	PROVISIONS FOR PENSION PLAN	37,960	45,590
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	439,075	507,919
2.01.08.01	PAYROLL AND SOCIAL CHARGES	90,144	76,241
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	108,052	121,132
2.01.08.03	EMPLOYEE PROFIT SHARING	38,902	19,936
2.01.08.04	LICENSE TO OPERATE TELECOMS SERVICES	71,873	154,658
2.01.08.05	ADVANCES FROM CUSTOMERS	62,526	72,080
2.01.08.06	OTHER LIABILITIES	67,578	63,872
2.02	NON-CURRENT LIABILITIES	5,066,835	5,179,194
2.02.01	LONG-TERM LIABILITIES	5,066,835	5,179,194
2.02.01.01	LOANS AND FINANCING	2,440,344	2,528,639
2.02.01.02	DEBENTURES	1,080,000	1,080,000
2.02.01.03	PROVISIONS	1,136,960	1,182,437
2.02.01.03.01	PROVISION FOR CONTINGENCIES	623,775	576,409
2.02.01.03.02	PROVISION FOR PENSION PLAN	513,185	606,028
2.02.01.04	RELATED PARTY DEBTS	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	409,531	388,118
2.02.01.06.01	SUPPLIERS	24,320	7,692
2.02.01.06.02	INDIRECT TAXES	30,482	20,368
2.02.01.06.03	TAXES ON INCOME	50,984	47,754
2.02.01.06.04	LICENSE TO OPERATE TELECOM SERVICES	221,661	226,068
2.02.01.06.05	ADVANCES FROM CUSTOMERS	65,772	70,351
2.02.01.06.06	OTHER LIABILITIES	8,338	7,911
2.02.01.06.07	FUNDS FOR CAPITALIZATION	7,974	7,974
2.02.02	DEFERRED INCOME	0	0
2.03	MINORITY INTEREST	11,025	11,364
2.04	SHAREHOLDERS’ EQUITY	5,673,413	5,497,307
2.04.01	PAID-UP CAPITAL	3,470,758	3,470,758

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.02	CAPITAL RESERVES	1,327,927	1,327,927
2.04.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	358,862
2.04.02.02	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.04.02.03	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.04.02.04	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.04.02.05	OTHER CAPITAL RESERVES	68,464	68,464
2.04.03	REVALUATION RESERVES	0	0
2.04.03. 01	COMPANY ASSETS	0	0
2.04.03. 02	SUBSIDIARIES/DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	309,291	309,291
2.04.04.01	LEGAL	309,291	309,291
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	0	0
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	565,437	389,331
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 TO 6/30/2007	4 - 1/1/2007 TO 6/30/2007	5 - 4/1/2006 TO 6/30/2006	6 - 1/1/2006 TO 6/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,972,871	7,869,945	3,619,302	7,274,189
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,229,528)	(2,435,745)	(1,168,570)	(2,346,560)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,743,343	5,434,200	2,450,732	4,927,629
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,601,798)	(3,214,063)	(1,562,130)	(3,131,391)
3.05	GROSS PROFIT	1,141,545	2,220,137	888,602	1,796,238
3.06	OPERATING EXPENSES/REVENUES	(852,810)	(1,969,343)	(1,052,702)	(1,926,136)
3.06.01	SELLING EXPENSES	(386,678)	(755,302)	(365,482)	(739,898)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(332,443)	(648,316)	(336,554)	(654,526)
3.06.03	FINANCIAL	(61,922)	(406,791)	(311,548)	(437,963)
3.06.03.01	FINANCIAL INCOME	95,292	202,693	154,801	226,208
3.06.03.02	FINANCIAL EXPENSES	(157,214)	(609,484)	(466,349)	(664,171)
3.06.04	OTHER OPERATING INCOME	129,397	243,170	204,634	286,220
3.06.05	OTHER OPERATING EXPENSES	(201,164)	(402,104)	(243,752)	(379,969)
3.06.06	EQUITY INCOME	0	0	0	0
3.07	OPERATING INCOME	288,735	250,794	(164,100)	(129,898)
3.08	NON-OPERATING INCOME	2,200	5,610	(14,456)	(17,125)
3.08.01	REVENUES	18,079	41,369	17,000	23,786
3.08.02	EXPENSES	(15,879)	(35,759)	(31,456)	(40,911)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	290,935	256,404	(178,556)	(147,023)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(114,454)	(111,499)	51,009	25,399
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 4/1/2007 TO 6/30/2007	4 - 1/1/2007 TO 6/30/2007	5 - 4/1/2006 TO 6/30/2006	6 - 1/1/2006 TO 6/30/2006
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	245,000	245,000	245,000
3.14	MINORITY INTEREST	(375)	207	626	(281)
3.15	INCOME (LOSS) FOR THE PERIOD	176,106	390,112	118,079	123,095
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	547,272,189	547,272,189	547,272,190,399	547,272,190,399
	EARNINGS PER SHARE (REAIS)	0.32179	0.71283	0.00022	0.00022
	LOSS PER SHARE (REAIS)

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 2nd QUARTER 2007

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	2Q07	1Q07	2Q07/1Q07
			(%)

Lines Installed (thousand)	10,375	10,388	-0.1
Additional Lines Installed (thousand)	(13)	(35)	-61.4

Lines in Service – LES (thousand)	8,129	8,278	-1.8
- Residential	5,470	5,560	-1.6
- Non-residential	1,239	1,249	-0.8
- Public Telephones – TUP	276	275	0.2
- Hybrid Terminals	508	562	-9.6
- Other (includes PABX)	637	632	0.8
Additional Lines in Service (thousand)	(149)	(140)	6.4

Active Lines – LES (-) Blocked Lines	7,902	8,037	-1.7

Blocked Lines	228	241	-5.5

Average Lines in Service – LMES (thousand)	8,204	8,348	-1.7

LES/100 Inhabitants	18.4	18.8	-2.1
TUP/1,000 Inhabitants	6.3	6.3	-0.1
TUP/100 Lines Installed	2.7	2.7	0.3

Utilization Rate	78.4%	79.7%	-1.3 p.p.

Digitalization Rate	100.0%	100.0%	-0.0 p.p.

Fixed Plant

At the end of 2Q07, Brasil Telecom’s plant was composed of 8.1 million of lines in service, of which 41.0% were customers from alternative plans. Brasil Telecom has been launching new plans according to the segmentation strategy of customer base in order to ensure the universalization of telecommunication services and the profitability of services rendered. Pursuant to Anatel’s resolution, the implementation of the conversion from pulses to minutes will be concluded up to July 31, 2007.

Brasil Telecom offers to its customers the Full Bill Plan, which is already adjusted to the new minute collection system ruled by Anatel, so that the customer may receive a detailed bill and identify the calls made. The packages of Full Bill Plan enable the customer to choose the ideal concession to his/her consumption profile and offer concession options from 400 to 20,000 minutes of local calls to fixed telephones, from 30 to 500 minutes of local calls to mobile phones and from 30 to 120 minutes of long- distance calls.

In 2Q07, Brasil Telecom relied on 3.3 million of lines in local alternative plans of fixed telephony, a 19.2% increase compared to 2Q06, which reflects the Company’s strategy of retaining and building customers loyalty by offering specific plans according to each customer’s profile. The alternative plans are, among others: minutes plans, plans for fixed-fixed and fixed-mobile local calls.

Brasil Telecom also offers long distance alternative plans and relied on 682.7 thousand customers at the end of 2Q07, a 62.1% increase compared to 2Q06.

At the end of 2Q07, Brasil Telecom’s plant comprised 10.4 million lines installed, of which 8.1 million were in service, representing utilization rate of 78.4% . Year-on-year, the utilization rate posted an 8.8 p.p. reduction due to the adoption of more rigid measures in the Company’s collection and billing policy as of 3Q06 and the drop of the fixed terminals in service. At the end of 2Q07, Brasil Telecom had 7,901.5 thousand active lines and 227.9 thousand blocked lines.

Traffic

Operating Data	2Q07	1Q07	2Q07/1Q07
			(%)

Exceeding Pulses (million)*	1,217	1,434	-15.1

Exceeding Minutes (million)	500	114	337.5

VC-1 (million minutes)	698	692	0.8

Minutes Long Distance (million)	1,382	1,438	-3.9

Long Distance	1,061	1,128	-5.9

VC-2	175	168	3.9

VC-3	146	142	2.7
* Reclassified in the 1Q07 to a better comparison.

Exceeding Local Minutes and Pulses

In 2Q07, Brasil Telecom posted 499.7 million of exceeding minutes, 337.5% higher than 114.2 million minutes recorded in 1Q07, basically due to the growing adhesion to the alternative plans.

In 2Q07, Brasil Telecom reached 1.2 billion exceeding pulses, representing a 15.1% reduction compared to 1Q07, explained by the migration from pulses to exceeding minutes, recorded in 2Q07. Year-on-year, the drop was of 43.2% in view of an increase in local concessions which generates an increment of subscription; the migration effect of pulse-minute which distributes the traffic, which originally was only measured in pulse and as of this year started to be also measured in minutes; the 25.9% increase in the plant of ADSL accesses; and the migration from fixed to mobile terminals.

VC-1

The VC-1 traffic amounted to 697.8 million of minutes in 2Q07, 0.8% higher when compared to the 1Q07 and stable compared to the same period of the previous year, in spite of the effect of aggressive promotions to intranetwork calls of competitor mobile operators.

Long-Distance Traffic

A 3.9% and 1.0% decrease of long distance traffic was recorded in 2Q07 when compared to 1Q07 and 2Q06, respectively. However, this decrease is offset in the revenue by the increase in the number of customers who adhered to the long distance plans. Additionally, an increase of VC-2 and VC-3 traffics was also recorded, according to the comparison quarter-on-quarter and year-on-year.

LD Market Share

In 2Q07, Brasil Telecom maintained its leadership position and posted an average market share of 86.0% in the intra-regional segment. In the intra-sectorial segment, Brasil Telecom reached a 90.5% market share, stable compared to the previous quarter. Brasil Telecom closed the 2Q07 with 63.7% market share in the inter-regional segment and a 36.0% share in the international segment.

Tariffs

Anatel authorized Brasil Telecom to adjust the tariff items of Basic Plans for Local and Domestic Long Distance Plans, pursuant to the Concession Agreements. The average adjustments authorized were of 2.14% for local and domestic long distance tariff baskets. The TU-RL (Local Network Usage Tariff) was adjusted by 2.12% and the TU-RIU (Interurban Network Usage Tariff) was reduced by 0.13% .

The Basic Plans tariffs of the Switched Fixed Telephone Service (STFC), Local and LDN, for mobile phone calls, VC-1, VC-2, VC-3, were adjusted by 3.29%, also as of July 20, 2007.

Mobile Telephony

Operating Data	2Q07	1Q07	2Q07/1Q07
			(%)

Customers (thousand)	3,769	3,638	3.6
Postpaid	890	967	-7.9
Prepaid	2,879	2,671	7.8
Net Additions (thousand)	131	261	-50.1
Postpaid	(77)	(27)	185.7
Prepaid	208	288	-28.1
Gross Additions (thousand)	624	447	39.4
Postpaid	99	65	51.7
Prepaid	525	382	37.3
Cancellations (thousand)	493	186	165
Postpaid	175	92	90.9
Prepaid	318	94	237.8
Annual Churn	53.3%	21.2%	32.1 p.p.
Postpaid	75.5%	37.5%	38.0 p.p.
Prepaid	45.8%	14.9%	30.9 p.p.
Customer Acquisition Cost (SAC – R$)	89.7	97.8	-8.3
Market Share	12.9%	12.9%	0.0 p.p.
Assisted Locations	830	830	0.0
% Population Coverage	87%	87%	0.0 p.p.
Radio Base Stations (ERBs)	2,434	2,417	0.7
Commutation and Control Centers	10	10	0.0
Employees	610	611	-0.3

Mobile Accesses

BrT Móvel reached 3,768.6 thousand mobile accesses in service, representing a net addition of 130.5 thousand accesses in 2Q07. At the end of 2Q07, BrT Móvel’s customer portfolio was 3.6% higher than that of 1Q07 and 36.0% higher versus 2Q06.

At the end of June 2007, the mobile plant was composed of 890.2 thousand subscribers of post-paid plans (23.6% of BrT Móvel customer base) and 2,878.3 thousand pre-paid customers.

At the end of 2Q07, Brasil Telecom identified and removed 181.3 thousand accesses from its customer base that had already been deactivated, that is to say, they were no longer generating income for the company. Out of the total access removed in June 2007, 95.3 thousand were post-paid accesses and 86.0 were prepaid accesses. These extraordinary disconnections made additions to be net from negative postpaid accesses. However, total net additions were positive in 130.5 thousand in view of the high volume of sales recorded in 2Q07, highlighting the Mothers’ Day sales.

Market Share

The market share of BrT Móvel in the region II was of 12.9% at the end of 2Q07, similar to the share recorded in 1Q07 and 2.2 p.p. higher than the share recorded in 2Q06. BrT Móvel maintained the third position in the market share in the Federal District and in the states of Goiás, Tocantins, Mato Grosso, Acre and Rondônia.

According to data published by Anatel, the market share of BrT Móvel, in the Region II, in post-paid access is of 15.4% in June, higher than the share in total access (12.9%) .

Coverage Area

During 2Q07, BrT Móvel covered to 830 locations, reaching 87% of the population in the Region II.

DATA

Broadband

	2Q07	1Q07	2Q07/1Q07
Operating Data			(%)

ADSL Accesses (thousands)	1,454	1,384	5.1
Net Additions (Thousands)	70	66	6
ADSL Penetration (%)	17.9%	16.7%	1.2 p.p.

During 2Q07, Brasil Telecom added 69.9 thousand ADSL accesses to its plant, amounting to 1,453.4 thousand accesses in service by the end of June 2007, a 5.1% and 25.9% increase in relation to 1Q07 and 2Q06, respectively. The ADSL (ADSL/LES) penetration in 2Q07 reached 17.9%, compared to 16.7% in 1Q07 and 12.3% in 2Q06.

The ongoing growth of ADSL services continues during 2Q07, supported by the sale of quadruple-play packages, in partnership with Sky, and by the enlargement of Turbo services portfolio, using the ADSL 2+ technology which allows speeds of up to 24 Mbps. Brasil Telecom’s investments in this technology have been made over the past years and have already been made available in more than half of the 1,300 cities served with broadband connection.

In addition to the ADSL accesses, Brasil Telecom recorded in 2Q07 the ongoing increase of other products in the data transmission segment, namely: (i) Plus Service, which is a data transportation service, (ii) Vetor, which is a private virtual network which uses all the capacity of IP connections to compose a unique network, complete and flexible, used in data transmission, multimedia and voice, (iii) IP Corporate services that provide connection to the Internet for large companies, and (iv) Interlan, a solution to connect more than two remote points to a concentrating point, transmitting voice and data.

Internet Providers

The Internet Group, Brasil Telecom’s internet unit, comprising the activities of iG, Ibest and BrTurbo providers, is the 2nd largest broadband internet access provider in the Brazilian market. Summing up the customers of the Added Value Service, the total number of paying customers is of 1.8 million. The Internet Group also has 4 million dial up internet access customers; in addition, it is the 3rd largest Brazil’s portal in terms of browsing, with more than 9.8 million of monthly residential Unique Visitors.

Internet Group reached 1.3 million broadband internet access customers at the end of 2Q07, accounting for a 7.9% growth when compared to the 1Q07 and 42.3% when compared year-on-year. Out of the broadband internet access customers in the Region II, it is expected that 64.1% are iG or BrTurbo subscribers, positioning the company as the market leader in this region.

In addition to the broadband internet access customers, the Internet Group had a 27.9% growth in customers paying for the Value Added Services, quarter-on-quarter and a 173.4% growth, year-on-year, reaching 0.6 million customers in 2Q07. This growth was primarily due to the products concerned with the residential public.

The traffic generated by 4 million dial up internet access customers was of 12.3 billion in 2Q07, an 18.5% increase year-on-year. The share of iBest and iG in the market of minutes in the Region II was of 67.5% at the end of 2Q07, positioning the Internet Group as a market leader in this region.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Total gross revenue of Brasil Telecom reached R$3,972.9 million in 2Q07, 1.9% and 9.8% higher when compared to 1Q07 and 2Q06, respectively. The growing contribution from data communication services and mobile telephony show the success of the revenue diversification strategy implemented by Brasil Telecom.

Local Service

The local service gross revenue reached R$1,634.4 million in 2Q07, 0.8% lower than that recorded in 1Q07. The restraint of local service drop occurred due to an increase of customers in the local alternative plans offered by the Company. Out of the total of the local service revenue, 70.7% derived from revenue from subscription and service measured, and 28.5% represented revenues with VC-1 calls.

In the second quarter, subscription gross revenue reached R$874.3 million, a 1.4% increase in relation to R$862.6 million recorded in 1Q07. This increase was basically due to migration of customers to the alternative plans, which offset the 1.7% drop in average terminals in service, which amounted to 8,203.7 thousand terminals in 2Q07 against 8,347.8 thousand terminals in 1Q07.

The gross revenue from service measured amounted to R$281.1 million in 2Q07, 7.1% lower than that observed in 1Q07, basically due to the migrations of customers to the alternative plans. Compared to 2Q06, the gross revenue with service measured was 16.3% lower, due to the reduction of pulses billed at 43.2%, partially offset by the ongoing increase of 377.5% in exceeding minutes.

Gross revenue from VC-1 calls reached R$466.1 million in 2Q07, which was stable compared to 1Q07, deriving from the stability in the quantity of VC-1 minutes.

Public Telephony

Public telephony gross revenue reached R$140.4 million in 2Q07, 8.8% higher than the 1Q07 revenue and 1.1% higher than the revenue recorded in 2Q06. The increase quarter-on-quarter is basically due to the 6.0% superiority in the quantity of sold credits in 2Q07 compared to 1Q07.

Long Distance

Gross revenue from LD services amounted to R$727.6 million in 2Q07, accounting for a 3.8% drop quarter-on-quarter, primarily reflecting the migration to the plans of long distance minutes, which influences the 3.9% drop in the long distance traffic. The 7.2% increase year-on-year occurred basically due to higher VC-2, VC-3 traffic and international traffic.

Interconnection

Interconnection revenue in 2Q07 was R$82.4 million and posted a 3.0% and 17.4% reduction quarter-on-quarter and year-on-year, respectively. This fall was mainly due to the traffic drop and the 20% reduction in TU-RL, as of January 1, 2007.

Data Communication

In 2Q07, gross revenue from data communication and other services of the main activity reached R$686.0 million, a 6.7% increase compared to the previous quarter and a 28.5% increase compared to 2Q06. This increment is mostly due to an increase in the ADSL customer base, which climbed 5.1% and 25.9% compared to 1Q07 and 2Q06, respectively.

Mobile Telephony

The consolidated gross revenue from mobile telephony services of 2Q07 was 13.6% and 95.0% higher than the revenues recorded in 1Q07 and 2Q06, respectively. The increase compared to the 2Q06 was due to the effect of the full bill and to the increase of the base.

In 2Q07, the total consolidated gross revenue from mobile telephony amounted to R$511.5 million, of which R$428.8 million related to services and R$82.7 million related to handsets and accessory sales.

ARPU

The total ARPU of mobile telephony recorded in 2Q07 was of R$33.8. The ARPU referring to the post-paid accesses was of R$49.8 and the ARPU of the prepaid accesses was of R$28.3. Compared to 1Q07, the total ARPU increased by 1.2% .

Excluding the extraordinary disconnections of 181.3 thousand customers, held in June 2007 concerning all the 2Q07, the ARPU of BrT Móvel would be of R$35.21, the largest one among the mobile telephony operators in Brazil in 2Q07.

Fixed telephony ARPU (excluding data communication) reached R$77.9 in 2Q07, which is stable compared to previous quarter and 17.0% higher than the 2Q06, reflecting the Company’s strategy of discontinuing fixed telephony revenue deterioration. Including the data communication, the ARPU recorded in 2Q07 amounts to R$97.9, an increase of 1.9% and 22.5% when compared to 1Q07 and 2Q06, respectively, reflecting the ongoing growth of the penetration of ADSL accesses.

ADSL ARPU, recorded in 2Q07 was R$72.2, a 1.3% and 6.8% growth compared to 1Q07 and 2Q06, respectively, due to the Company’s strategy of prioritizing the sale of more profitable products and with higher access speeds.

Consolidated Net Revenue

The consolidated net revenue of Brasil Telecom reached R$2,743.3 million in 2Q07, 2.0% higher quarter-on-quarter and 11.9% higher year-on-year.

Costs and Expenses

Operating Costs and Expenses

In 2Q07, operating costs and expenses totaled R$2,392.7 million, which was stable related to R$2,383.9 million of 1Q07. Compared to R$2,303.3 million recorded in 2Q06, a 3.9% increase resulted from higher interconnection expenses and allowance for doubtful accounts, partially offset by the reduction of manageable expenses, such as personnel, materials, outsourced services and advertising and marketing.

Personnel

In 2Q07, personnel costs and expenses reached R$155.1 million, a 3.2% increase quarter-on-quarter and 4.0% decrease year-on-year. At the end of 2Q07, a total of 5,868 people were working for the Group, an increase of only 0.5% when compared to March 2007, of which 5,258 are employees in the fixed telephony segment and 610 at BrT Móvel, compared to the 5,227 and 611 of previous quarter.

Outsourced Services

Costs and expenses related to third-party services, excluding interconnection and advertising & marketing, totaled R$561.7 million in 2Q07, stable in relation to the amounts recorded in the previous quarter, and 2.0% lower than that one recorded in 2Q06, reflecting the Company’s strategy of controlling expenses.

Interconnection

Interconnection costs totaled R$570.4 million in 2Q07, 1.1% lower than the costs recorded in 1Q07 and 18.7% higher than 2Q06, due to increased customer base in the mobile phone operators and the implementation of full bill, partially offset by a 20% reduction of TU-RL as of January 1, 2007 and by the increased BrT Móvel market share.

Advertising and Marketing

Advertising & marketing expenses totaled R$35.6 million in 2Q07, a 43.4% increase in relation to 1Q07, due to intensive campaigns, especially the Mothers’ Day.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)

Accounts Receivable Losses (PCCR) and the gross revenue ratio in 2Q07 was 2.8% , 0.3 p.p. higher than the 2.5% of 1Q07 and totaled R$112.5 million in 2Q07. The increase in the 2Q07 occurred due to the effect of provision for risk of loss related to large customers.

Provisions for Contingencies

In 2Q07, provisions for contingencies totaled R$159.0 million, an R$36.5 million increase compared to 1Q07, primarily due to the tax lawsuits.

Materials

Costs and expenses of materials totaled R$101.7 million in 2Q07, a 31.6% increase compared to 1Q07, mainly due to the high volume of sale of handsets, especially the Mothers’ Day sales. The materials costs and expenses of BrT Móvel totaled R$78.8 million, representing 77.5% of the total costs and expenses of materials recorded by the Group, since the cost of goods sold is accounted for in this item.

In spite of the high sales of mobile phones in 2Q07, the SAC recorded in the second quarter of 2007 was of R$89.7, 8.3% lower than 1Q07 and 41.0% lower than 2Q06, which reflects the level of market subsidy ant the optimization of expenses related to advertising and marketing deriving from the convergence of trademarks.

Depreciation and Amortization

Depreciation and amortization costs totaled R$624.9 million in 2Q07, a 3.7% lower than 1Q07, due to an increase in fully depreciated assets.

Other Operating Costs and Expenses/Revenues

Other operating costs and expenses amounted to R$71.7 million in 2Q07, 42.7% lower than 1Q07. The PIS/COFINS provision in the amount of R$26.5 million contributed for this decrease.

EBITDA

Brasil Telecom’s consolidated EBITDA was R$975.6 million in 2Q07. The consolidated EBITDA margin reached 35.6% in 2Q07. In 1Q07, EBITDA reached R$956.2 million, representing an EBITDA margin of 35.5%, while in 2Q06, EBITIDA reached R$816.3 million, representing an EBITDA margin of 33.3% .

EBITDA of Brasil Telecom Móvel stood at R$5.2 million in 2Q07, positive for the second consecutive time after R$4.4 million recorded in the 1Q07. The EBITDA margin obtained in 2Q07 was of 1.2%, 0.1 p.p. higher than the 1.1% recorded in 1Q07.

Financial Result

In 2Q07, Brasil Telecom recorded a negative financial result of R$61.9 million. If we exclude the effect of interest on shareholders’ equity credited in 1Q07, the variation is positive at R$38.0 million, in view of reduction of financial expenses arising from the: (i) settlement of debentures in the amount of R$500 million and respective reduction in financial charges, (ii) falling interest on BNDES financing, due to a reduction in UMBNDES rate from 0.039398 in March 2007 to 0.036913 in June 2007 and (iii) exchange loss variation of 6.1%, incurring on exchange liabilities.

Net Income

Brasil Telecom recorded a net income of R$176.1 million in 2Q07, corresponding to R$0.3218 per share. The net income/ADR in the period was of US$0.5012. In 2Q06, the Company posted an income of R$118.1 million, corresponding to R$0.2158 per thousand shares. The income/ADR in the period was of US$0.2991.

Indebtedness

Total Debt

At the end of June 2007, Brasil Telecom’s consolidated gross debt totaled R$4,302.9 million, 15.1% lower than that registered by the end of March 2007. In June, 81.8% of the total debt was allocated on a long term basis.

On April 17, 2007, Brasil Telecom S.A. exercised its optional early redemption option, set forth in the Agreement of the 4th Debentures Issuance, being the 3rd Public Issuance, as informed to debenture holders on March 28, 2007. The total amount of R$521.1 million was utilized to perform the redemption of all debentures.

Net Debt

Brasil Telecom closed 2Q07 with temporary investments of R$200.8 million and a cash of R$1,505.2 million, against R$2,478.6 million by the end of March 2007. The consolidated net debt totaled R$ 2,597.0 million, 0.3% lower than that recorded in March 2007.

At the end of June 2007, the debt linked to the exchange variation, excluding hedge adjustments amounted to R$842.2 million, R$434.5 million in U.S. dollars, R$134.7 million in currency basket and R$273.0 million in Japanese yens. On June 30, 2007, Brasil Telecom had a protection against 35.9% of the debt linked to the exchange variation, resulting in a total exposure of 14.0% of the total debt.

Accumulated Cost of Debt

The Company’s consolidated debt had, in June, an accumulated cost of 8.9% p.a., equivalent to 73.4% of the CDI.

Financial Leverage

At the end of June 2007, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 45.8% , against 47.1% in the previous quarter.

Investments

R$ Million

Investments in Permanent Assets	2Q07	1Q07	2Q07/1Q07
			(%)

Network Expansion	84.3	48.0	75.7
- Conventional Telephony	-	1.9	N.A.
- Transmission Backbone	21.1	7.6	177.7
- Data Network	57.1	38.5	48.3
- Intelligent Network	2.2	0.1	2,150.0
- Network Management Systems	4.0	0.5	669.9
- Other Investments in Network Expansion	(0.1)	(0.7)	-86.6
Network Operation	54.0	48.9	10.4
Public Telephony	0.6	0.9	-37.4
Information Technology	30.2	8.2	266.9
Expansion Personnel	19.9	18.7	6.4
Regulatory	27.6	12.9	114.0
Other	35.6	9.7	267.4
Financial Expense of Expansion	5.2	1.2	321.7

Fixed Telephony Total	257.4	148.5	73.3

BrT Celular	45.2	4.3	958.1

Mobile Telephony Total	45.2	4.3	958.1

Total Investment	302.6	152.8	98.1

Reconciliation with Cash Flow:
Variation between the Economic and Financial Investment	24.8	225.2	-89.0

Cash Flow of Investments used in Permanent Assets	327.4	378.0	-13.4

In 2Q07, Brasil Telecom investments totaled R$302.6 million, R$257.3 million of which were invested in fixed telephony, including voice, data, information technology and regulatory, and R$45.2 million in mobile telephony. Compared to 1Q07, investments had a substantial increase of 98.1%, especially regarding mobile telephony investments, data network, information technology and regulatory.

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09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATEDCOMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN INVESTEE	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (Units)		9 - NUMBER OF SHARES IN PRIOR QUARTER (Units)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	48.73
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		3,909,738		3,738,136

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	7.90
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		675,703		675,703

03	BRASIL TELECOM CABOS SUBMARINOS LTDA	02.934.0711/0001-97	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	2.49
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		272,443,966		272,443,966

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	-0.22
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		123,299,999		123,299,999

05	BRASIL TELECOM COMUNICAÇÃO MULTIMÍDIA LT	02.041.460/0001-93	SUBSIDIARY NON-PUBLICLY HELD COMPANY	89.83	3.17
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		372,123,000		17,000,000

06	SANTA BÁRBARA DOS PINHAIS S.A.	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		4,000		4,000

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to the share control and structure:

1. OUTSTANDING SHARES

As of 6/30/2007	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	247,281,922	99.07	127,110,043	40.83	374,391,965	66.74
Management
Board of Directors	2	0.00	80,346	0.03	80,348	0.01
Directors	-	0.00	-	0.00	-	0.00
Fiscal Board	-	0.00	-	0.00	-	0.00
Treasury Shares	-	-	13,678,100	4.39	13,678,100	2.44
Other Shareholders	2,315,125	0.93	170,484,751	54.75	172,799,876	30.81
Total	249,597,049	100.00	311,353,240	100.00	560,950,289	100.00
Outstanding Shares in the Market	2,315,125	0.93	170,484,751	54.76	172,799,876	30.80

Note: On 4/10/2007, the Extraordinary General Meeting approved the grouping of shares, at the ratio of 1,000 existing shares per 1 share of the respective type.

As of 6/30/2007	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	247,281,925,712	99.07	132,794,650,503	42.65	380,076,576,215	67.76
Management
Board of Directors	12	0.00	81,340,669	0.03	81,340,681	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	2	0.00	7,382	0.00	7,384	0.00
Treasury Shares	-	-	13,678,100,000	4.39	13,678,100,000	2.44
Other Shareholders	2,315,123,815	0.93	164,799,142,303	52.93	167,114,266,118	29.79
Total	249,597,049,542	100.00	311,353,240,857	100.00	560,950,290,399	100.00
Outstanding Shares in the Market	2,315,123,817	0.93	164,799,149,685	52.93	167,114,273,502	29.79

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 03/31/2007)

The shareholders, who directly or indirectly, hold over 5% of the Company common and preferred shares are as follows:

Brasil Telecom S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,380	99.07	120,911,021	38.83	368,187,401	65.64
Treasury Shares	-	-	-	-	13,678,100	4.39	13,678,100	2.44
Other	-	-	2,320,669	0.93	176,764,119	56.78	179,084,788	31.92
Total	-	-	249,597,049	100.00	311,353,240	100.00	560,950,289	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,160	51.00	0	0.00	68,356,160	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,678	5.14	7,840,962	3.41	14,736,640	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,490	0.95	11,498,991	5.00	12,770,481	3.51
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	56,027,560	41.81	210,597,572	91.59	266,625,132	73.25
Total	-	-	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Note: On 4/27/2007, the Extraordinary General Meeting approved, the grouping of shares, at the ratio of 1,000 existing shares per 1 share of the respective type.

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,979	61.98	-	-	1,318,229,979	61.98
Brasilco S.r.l	-	Italian	808,259,996	38.00	-	-	808,259,996	38.00
Other	-	-	34	0.00	-	-	34	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda. [1]	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00
1 Shareholding position based on 2Q05 data

Privtel Investimentos S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on 2Q05 data

Teleunion S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho	000.479.025-15	Brazilian
Dantas (estate)			19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on 2Q05 data

Telecom Holding S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on 2Q05 data

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,157,013,213	100.00	341,898,149	100.00	1,498,911,362	100.00
Other	-	Brazilian	10	0.00	-	-	10	0.00
Total	-	-	1,157,013,223	100.00	341,898,149	100.00	1,498,911,372	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.27	13,400,644	6.27	106,114,355	6.27
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.24	-	-	33,106,348	1.96
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.04	-	-	571,411	0.03
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	8,080,153	3.78	63,983,513	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.33	41,323,590	19.33	327,225,032	19.33
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,296	68.28	150,829,870	70.56	1,160,626,166	68.57
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.03	45,166	0.03	348,111	0.03
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,920	0.03	60,694	0.03	480,614	0.03
Opportunity Fund	-	Virgin Islands	69,587	0.00	-	-	69,587	0.00
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.00	5,642	0.00	43,420	0.00
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.00	5,290	0.00	40,707	0.00
Other	-	-	6	0.00	-	-	6	0.00
Total	-	-	1,478,858,235	100.00	213,751,049	100.00	1,692,609,284	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.85	-	-	552,668,015	45.85
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.47	-	-	511,953,674	42.47
Opportunity Fund	-	Virgin Islands	108,497,504	9.00	-	-	108,497,504	9.00
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.39	-	-	28,765,247	2.39
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.29	-	-	3,475,631	0.29
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-001/00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03.605.085-001/20	Brazilian	15	0.00	-	-	15	0.00
Other	-	-	1,144	0.00	-	-	1,144	0.00
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

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01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Brasil Telecom S.A.
Brasília – DF

1.	We have performed a special review of the accompanying interim financial statements of Brasil Telecom S.A. (the “Company”) and subsidiaries , consisting of the individual (Company) and consolidated balance sheets as of June 30, 2007 the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	Our special review was conducted for the purpose of issuing a review report on the mandatory interim financial statements. The accompanying individual and consolidated statements of cash flows for the quarter ended June 30, 2007 are presented for purposes of additional analysis. Such information has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, we are not aware of any material modifications that should be made to these statements of cash flows for them to be fairly stated in all material respects, in relation to the interim financial statements taken as a whole.

5.	We had previously reviewed individual and consolidated balance sheets as of March 31, 2007 and the individual and consolidated statements of income for the quarter and six-month period ended June 30, 2006, presented for comparative purposes, and issued unqualified review reports thereon, dated April 25, 2007 and July 31, 2006, respectively.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 24, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner
CRC 2 SP 011609/O-8	CRC 1 RJ 052000/O-0 “S” DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE / INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	69
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	70
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	71
07	01	CONSOLIDATED STATEMENT OF INCOME	73
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	75
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	86
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	87
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED	90
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		BRASIL TELECOM CABOS SUBMARINOS S.A.
		VANT TELECOMUNICAÇÕES S.A
		BRASIL TELECOM COMUNICAÇÃO MULTIMÍDIA LT
		SANTA BÁRBARA DOS PINHAIS S.A.	/90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.